AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2004
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      under

                           THE SECURITIES ACT OF 1933

                                   ----------

                          FINANCIAL FEDERAL CORPORATION
             (Exact Names of Registrant as Specified in its Charter)

             Nevada                                             88-0244792
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                            Identification Number)

                                733 Third Avenue
                            New York, New York 10017
                                 (212) 599-8000
       (Address, Including Zip Code, and Telephone Number, Including Area
             Code, of each Registrant's Principal Executive Offices)

                                 STEVEN F. GROTH
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          FINANCIAL FEDERAL CORPORATION
                                733 Third Avenue
                            New York, New York 10017
                                 (212) 599-8000
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:
                            LAWRENCE B. FISHER, ESQ.
                           CHRISTOPHER J. MOORE, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 506-5300

      Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                   ----------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                 Proposed Maximum
                                                Amount to be    Aggregate Price Per        Proposed Maximum            Amount of
    Title of Securities to be Registered         Registered        Certificate(1)    Aggregate Offering Price(1)   Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
2.0% Convertible Senior Debentures due 2034   $175,000,000              100%                 $175,000,000               $22,173
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                     3,968,615(2)            --                            --                  None(3)
===================================================================================================================================

(1)   Estimated solely for the purpose of calculating the registration fee.

(2) Plus such additional indeterminate number of shares as may become issuable upon conversion of the Debentures being registered hereunder as a result of adjustments to the conversion price.

(3) Pursuant to Rule 457(i), there is no filing fee with respect to the shares of common stock issuable upon conversion of the Debentures because no additional consideration will be received in connection with the exercise of the conversion rights.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED June 22, 2004

                                  $175,000,000

                      [LOGO] Financial Federal Corporation

                   2.0% Convertible Senior Debentures Due 2034 and Shares of Common Stock Issuable upon Conversion of the Debentures

                                   ----------

      This prospectus relates to $175,000,000 aggregate principal amount of 2.0% Convertible Senior Debentures due 2034 of Financial Federal Corporation and the shares of our common stock, par value $.50 per share, issuable upon conversion of the Debentures. The Debentures and our common stock issuable upon conversion of the Debentures may be offered from time to time for the accounts of the selling securityholders named herein. The Debentures are our senior unsecured obligations and rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated.

      We originally issued the Debentures on April 12, 2004. The initial purchasers resold the Debentures to qualified institutional buyers in accordance with Rule 144A under the Securities Act. The Debentures and the common stock that are offered for resale by this prospectus are offered for the accounts of the current holders, who we refer to as the selling securityholders. The selling securityholders may sell the Debentures and the common stock issuable upon conversion of the Debentures directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The Debentures and the common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, or varying prices determined at the time of sale or negotiated prices. We will not receive any of the proceeds from the sale of the Debentures or the common stock by selling securityholders.

      The Debentures have been designated for trading on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Debentures sold pursuant to this prospectus will not remain eligible for trading on the PORTAL Market. Shares of our common stock are traded on the New York Stock Exchange under the symbol "FIF." The last reported sale price of our common stock on June 21, 2004 was $34.40 per share.

   Investing in the Debentures and our common stock involves risks. See "Risk
                         Factors" beginning on page 8.

                                   ----------

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is June 22, 2004.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Forward-Looking Statements ................................................   i
Summary ...................................................................   1
Risk Factors ..............................................................   8
Price Range of Common Stock ...............................................  16
Dividend Policy ...........................................................  16
Use of Proceeds ...........................................................  16
Ratio of Earnings to Fixed Charges ........................................  17
Capitalization ............................................................  17
Selling Securityholders ...................................................  18
Description of Debentures .................................................  20
Description of Capital Stock ..............................................  42
United States Federal Income Tax Considerations ...........................  45
Plan of Distribution ......................................................  50
Legal Matters .............................................................  51
Independent Registered Public Accounting Firm..............................  51
Epxerts....................................................................  51
Where You Can Find More Information .......................................  52

                                   ----------

                           FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated herein by reference include statements reflecting assumptions, expectations, projections, intentions, and/or beliefs about future events and future performance that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may," "will," "intend," "should," "could," "would," "expect," "believe" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

      o     adequacy of our allowance for credit losses;

      o     market interest rates;

      o     asset (receivables) quality;

      o     projected operating or financial results;

      o     the effects of competition in our markets;

      o     general economic conditions; and

      o     economic conditions in the markets served by us and our customers.

      Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

      o general economic, financial and market conditions and the duration and extent of any future economic downturns;

      o the cost of borrowing, availability of credit, terms of and compliance with debt covenants;

      o     the value of the collateral we own, finance or lease;

      o     changes in economic conditions;

      o renewal of sources of funding as they expire and the availability of replacement funding;

      o technological changes that could reduce the demand for the services we provide;

      o     our ability to effectively compete for market share;

      o     our ability to generate growth;

      o     retention of key executives and personnel;

      o the collectibility of receivables and adequacy of our allowance for credit losses;

      o     changes in laws and regulations to which we are subject;

      o     the outlook for markets we serve; and

      o the other risks and uncertainties as are described under "Risk Factors" and as may be detailed from time to time in our public filings with the Securities and Exchange Commission.

      Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

      All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

--------------------------------------------------------------------------------

                                     Summary

      The following summary is not intended to be a complete description of the matters covered in this prospectus and is subject to and is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, appearing elsewhere or incorporated by reference in this prospectus. Investors should carefully consider the information set forth under "Risk Factors." Unless the context otherwise requires, the terms "Financial Federal Corporation," "company," "we," "us" and "our" refer only to Financial Federal Corporation and not our subsidiaries, except that, for purposes of the information under "Our Business" below and "Risk Factors - Risks Related to Our Business," the terms "Financial Federal Corporation," "company," "we," "us" and "our" refer to Financial Federal Corporation and its subsidiaries unless the context otherwise requires. Investors should be aware that Financial Federal Corporation's subsidiaries do not guarantee the Debentures.

                                  Our Business

      We are an independent nationwide financial services company and we conduct substantially all of our business operations through our wholly-owned subsidiaries. We finance industrial and commercial equipment through installment sales and leasing programs for manufacturers, dealers and end users of such equipment. We also make capital loans to equipment users, secured by the same types of equipment and other collateral. We provide our services to middle-market businesses located throughout the nation, generally with annual revenues of up to $25 million, in the general construction, road and infrastructure construction and repair, road transportation, waste disposal and manufacturing industries. Virtually all of our finance receivables are secured by a first lien on such equipment collateral. Equipment financed by us includes air compressors, bulldozers, buses, cement mixers, compactors, crawler cranes, earth-movers, excavators, generators, hydraulic truck cranes, loaders, machine tools, motor graders, pavers, personnel and material lifts, recycling equipment, resurfacers, rough terrain cranes, sanitation trucks, scrapers, trucks, truck tractors and trailers. We focus on financing a wide range of new and used revenue-producing/essential-use equipment of major manufacturers that is movable, has an economic life longer than the term of the financing, is not subject to rapid technological obsolescence, has applications in multiple industries and has a broad resale market. These characteristics of such underlying equipment collateral, coupled with the expertise of management in underwriting, structuring and collecting our portfolio of finance receivables, have enabled us to minimize our losses. We may expand the types of collateral we finance and lease.

      We generate profits to the extent that our finance income exceeds our interest, administrative and other operating expenses and provision for credit losses. Our portfolio of finance receivables was approximately $1.4 billion at April 30, 2004. For the fiscal year ended July 31, 2003 and the nine months ended April 30, 2004, we reported net earnings of $30.1 million and $23.0 million, respectively.

      We market our finance and leasing services through marketing personnel based in more than twenty domestic locations, including five full service operations centers. We compete by focusing on providing prompt, responsive and customized service to our prospects and customers. Our senior management has an average of more than 20 years experience in the field of equipment finance and leasing, and their knowledge and experience enable us to profitably structure financings that meet the needs of our customers while maintaining our underwriting standards.

      The finance receivables we originate typically range from $50,000 to $1.0 million per transaction with fixed or floating interest rates and terms of two to five years. Our finance receivables provide for monthly payments and may include prepayment premium provisions. The average transaction size of finance receivables we originated was $209,000 in the fiscal year ended July 31, 2003, $188,000 in the fiscal year ended July 31, 2002 and $172,000 in the fiscal year ended July 31, 2001.

      Our portfolio of receivables is supported by term debt, asset securitization financings, commercial paper and borrowings under short-term (one year or less) or long-term (two to five years) committed unsecured revolving bank credit facilities. As of April 30, 2004, we had $520.0 million of term notes, $175.0 million of convertible debentures and $286.0 million outstanding under a $325.o million asset securitization facility. Unless renewed, the asset securitization facility expires on April 30, 2005, at which time, we could elect to repay the borrowings outstanding or convert them into term debt. In addition, at April 30, 2004, we had commercial paper outstanding aggregating $80.9 million and had $310.0 million of committed unsecured revolving bank credit facilities,

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

under which $16.0 million was outstanding and which had unused availability totaling $213.1 million (excluding $80.9 million which represents 100% coverage for commercial paper outstanding). Our committed unsecured revolving bank credit facilities expire on various dates through January 2007.

      The term notes and commercial paper of our major, wholly-owned operating subsidiary, Financial Federal Credit Inc., are currently rated "BBB" and "F2," respectively, by Fitch Ratings, Inc. (a Nationally Recognized Statistical Ratings Organization) with a positive outlook. All of our term notes and a majority of our commercial paper were issued by Financial Federal Credit Inc. The convertible debentures are rated "BBB" with a positive outlook by Fitch Ratings.Our access to capital markets at competitive rates is partly dependent on these investment grade credit ratings.

      Our business strategy is to increase the size of our portfolio of finance receivables and our share of the domestic market for equipment financing and leasing by (i) continuing our commitment to customer service, (ii) maintaining our underwriting standards, (iii) continuing to concentrate on specified types of collateral, (iv) further penetrating our existing markets and (v) improving our borrowing spread and diversifying our funding sources.

                                  Risk Factors

      You should read the "Risk Factors" section, beginning on page 8 of this prospectus, to understand the risks associated with an investment in the securities being offered hereby.

                                   Our Company

      We were incorporated under the laws of the State of Nevada in 1989. Our principal executive offices are located at 733 Third Avenue, New York, New York 10017. Our telephone number is (212) 599-8000.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Issuer ............................................    Financial Federal Corporation.

Securities Offered ................................    $175,000,000 aggregate principal amount of 2.0% Convertible
                                                       Senior Debentures Due 2034 and the shares of our common stock issuable upon conversion of the Debentures.

Maturity Date .....................................    April 15, 2034.

Ranking ...........................................    The Debentures are senior unsecured obligations of Financial
                                                       Federal Corporation and rank equally in right of payment with our existing and future unsecured and unsubordinated
                                                       indebtedness and other liabilities. At April 30, 2004, our other senior indebtedness totaled approximately $12.5 million.
                                                       The Debentures will be subordinate in right of payment from assets of Financial Federal Corporation to any future secured indebtedness of Financial Federal Corporation secured by such assets.

                                                       The Debentures are not guaranteed by Financial Federal Credit
                                                       Inc. or any of our other subsidiaries and, accordingly, the
                                                       Debentures are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, including trade creditors. As of April 30, 2004, Financial
                                                       Federal Credit Inc. had indebtedness and other liabilities of approximately $949.4 million, excluding intercompany
                                                       indebtedness and approximately $186.7 million in loans from
                                                       Financial Federal Corporation which are not subordinated to such indebtedness.

Interest ..........................................    We will pay interest on the Debentures on April 15 and October
                                                       15 of each year, beginning October 15, 2004. In addition, we may be required to pay contingent interest, as set forth below under "Description of the Debentures--Contingent Interest".
                                                       Liquidated damages are payable if we fail to comply with
                                                       certain obligations set forth below under "Description of the
                                                       Debentures--Registration Rights."

Contingent Interest ...............................    We will pay contingent interest to the holders of Debentures for the period commencing on April 20, 2009 and ending October
                                                       14, 2009 and thereafter for any six-month period from and
                                                       including an interest payment date to but excluding the next interest payment date commencing with the six-month period beginning October 15, 2009, if the average trading price of a
                                                       Debenture for each of the last five trading days immediately preceding April 20, 2009 or the first day of such six-month period, as applicable, equals 120% or more of the principal amount of the Debentures.

                                                       The amount of contingent interest payable per Debenture in respect of any period will equal 0.25% per annum of the
                                                       average trading price of a Debenture during the relevant five consecutive trading-day period referred to above used to
                                                       determine whether contingent interest must be paid. Such

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                       payments will be paid on the regular interest payment date with respect to the relevant period.

Conversion Rights .................................    You may convert your Debentures prior to stated maturity only under the following circumstances:

                                                       o     during any fiscal quarter commencing after July 31,
                                                             2004, if the closing sale price of our common stock for
                                                             at least 20 trading days in the 30 trading-day period
                                                             ending on the last trading day of the preceding fiscal
                                                             quarter is more than 130% of the conversion price on
                                                             that 30th trading day; or

                                                       o     during any period in which the Debentures are rated at
                                                             or below BB by Fitch Ratings, Inc. We are under no
                                                             obligation, however, to maintain the rating of the
                                                             Debentures by Fitch Ratings, Inc., and this conversion
                                                             right shall terminate if Fitch Ratings, Inc. withdraws
                                                             its rating, is no longer rating the Debentures or ceases
                                                             to exist; or

                                                       o     if we have called those Debentures for redemption; or

                                                       o     upon the occurrence of specified corporate transactions
                                                             described under "Description of the
                                                             Debentures--Conversion Rights."

                                                       For each $1,000 principal amount of Debentures surrendered for conversion, you will receive 22.6778 shares of our common
                                                       stock. This represents an initial conversion price of
                                                       approximately $44.10 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons.

                                                       Upon conversion, you will not receive any cash payment
                                                       representing accrued and unpaid interest, if any, or accrued and unpaid contingent interest, if any. Instead, any such
                                                       amounts will be deemed paid by the common stock received by you on conversion. You will, however, receive accrued and
                                                       unpaid liquidated damages to the conversion date.

                                                       Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock.

                                                       Debentures called for redemption may be surrendered for
                                                       conversion until the close of business on the redemption date.

Payment at Maturity ...............................    For each $1,000 principal amount of the Debentures that you hold, you shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, if any, accrued and unpaid contingent interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund ......................................    None.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Optional Redemption by Financial Federal
Corporation .......................................    We may not redeem the Debentures prior to April 20, 2009. We may redeem some or all of the Debentures for cash on or after
                                                       April 20, 2009, upon at least 30 days but not more than 60 days notice by mail to the trustee and the holders of
                                                       Debentures at the principal amount of the Debentures redeemed, plus accrued and unpaid interest, if any, accrued and unpaid contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the redemption date.

Repurchase of Debentures by Financial
Federal Corporation at the Option of the
Holder ............................................    You may require us to repurchase all or a portion of your
                                                       Debentures on April 15, 2009, April 15, 2014, April 15, 2019,
                                                       April 15, 2024 and April 15, 2029 at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest, if any, accrued and unpaid contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the date of repurchase.

Designated Event Put ..............................    If a designated event occurs with respect to Financial Federal
                                                       Corporation, which is defined as the occurrence of either a change of control or a termination of trading, each as defined under "Description of Debentures--Designated Event," you may require us, subject to certain conditions, to repurchase all or a portion of the Debentures. We will pay a repurchase price equal to 100% of the principal amount of the Debentures plus accrued interest, if any, accrued contingent interest, if any, and accrued and unpaid liquidated damages, if any, to the
                                                       repurchase date.

United States Federal Income Tax Considerations ...    We and each holder of the Debentures agree to treat the
                                                       Debentures as contingent payment debt instruments for U.S.
                                                       federal income tax purposes, subject to the original issue discount rules applicable to such instruments for U.S. federal income tax purposes. Based on this treatment, you will
                                                       generally be required to accrue original issue discount with respect to the Debentures in the manner described in "United
                                                       States Federal Income Tax Considerations - Accrual of
                                                       Interest," regardless of whether you normally use the cash or accrual method of tax accounting. As a result, you will
                                                       generally be required to include original issue discount in income based on the rate at which we would issue a
                                                       noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the
                                                       Debentures (which we have determined to be 7.375%), which rate will be substantially in excess of the stated interest rate on the Debentures. As a result, you will be required to include amounts in taxable income each year substantially in excess of the stated interest payable on the Debentures. Further, upon a sale, exchange, conversion, repurchase or redemption of a
                                                       Debenture, you will be required to recognize gain or loss
                                                       equal to the difference between your amount realized (which will include the value of our common stock if you exercise your conversion rights) and your adjusted tax basis in the
                                                       Debenture, with any such gain (and with all or a portion of any such loss) being

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                       classified as ordinary income (or ordinary loss) rather than as capital gain (or capital loss). See "United States Federal
                                                       Income Tax Considerations." You should consult your tax
                                                       advisor as to the United States federal, state and local (as well as foreign) tax consequences of acquiring, owning and disposing of the Debentures.

Use of Proceeds ...................................    We will not receive any proceeds from the sale by the selling securityholders of the Debentures or of the shares issuable upon conversion.

Registration Rights ...............................    We have agreed to file with the Commission within 90 days
                                                       after the original issuance of the Debentures and use our best efforts to cause to become effective within 210 days after the original issuance of the Debentures, a registration statement with respect to the resale of the Debentures and the common stock issuable upon conversion of the Debentures, of which this prospectus forms a part. We have agreed to keep the
                                                       registration statement effective until the earlier of:

                                                       o     the date when the holders of the Debentures and the
                                                             common stock issuable upon conversion of the Debentures
                                                             are able to sell all such securities immediately
                                                             pursuant to Rule 144(k) under the Securities Act; and

                                                       o     the date when all of the Debentures and common stock
                                                             issuable upon conversion of the Debentures are sold
                                                             pursuant to the registration statement or pursuant to
                                                             Rule 144 under the Securities Act or any similar
                                                             provision then in effect.

                                                       If we do not fulfill certain of our obligations under the
                                                       registration rights agreement, we will be required to pay
                                                       liquidated damages to holders of Debentures. If you convert some or all of your Debentures into common stock, you will not be entitled to liquidated damages with respect to the common stock. However, if you convert your Debentures when a
                                                       registration default exists, you will receive additional
                                                       shares upon conversion (except to the extent we elect to
                                                       deliver cash upon conversion). See "Description of the
                                                       Debentures--Registration Rights."

Trading ...........................................    We do not presently intend to list the Debentures on any
                                                       national securities exchange or include them in any automated quotation system. The Debentures, however, are designated for inclusion in the PORTAL(R) market.

NYSE Symbol for our
Common Stock ......................................    Our common stock is traded on the New York Stock Exchange
                                                       under the symbol "FIF."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                Summary of Historical Consolidated Financial Data

      The summary of historical consolidated financial data set forth below for each of the years in the five-year period ended July 31, 2003 are derived from our audited consolidated financial statements for the periods indicated which have been included in the Company's Annual Report on Form 10-K for each respective period. The summary of historical consolidated financial data set forth below for the nine-month periods ended April 30, 2004 and 2003 and as of April 30, 2004, are derived from our unaudited consolidated financial statements included in our April 30, 2004 Quarterly Report on Form 10-Q. The summary of historical consolidated financial data should be read in conjunction with the consolidated financial statements and note disclosures in our Annual Reports on Form 10-K for each respective period and the Company's April 30, 2004 Quarterly Report on Form 10-Q.

                                                                                                        Nine months Ended
                                                          Year Ended July 31,                               April 30,
                                      -----------------------------------------------------------     -------------------
                                       1999         2000         2001         2002         2003        2003        2004
                                      -------     --------     --------     --------     --------     -------     -------
                                               (In thousands, except per share amounts)
Consolidated Statements of
    Income Data:

Finance Income ..................     $89,118     $111,513     $138,278     $138,777     $130,247     $98,941     $88,840
Interest Expense ................      39,169       52,205       64,397       51,007       43,534      33,725      25,453
                                      -------     --------     --------     --------     --------     -------     -------

Net Interest Margin .............     $49,949     $ 59,308     $ 73,881     $ 87,770     $ 86,713     $65,216     $63,387
                                      =======     ========     ========     ========     ========     =======     =======
Net Earnings ....................     $22,598     $ 26,722     $ 31,616     $ 37,068     $ 30,088     $23,178     $22,979
                                      =======     ========     ========     ========     ========     =======     =======

Diluted earnings per share ......     $  1.30     $   1.52     $   1.75     $   1.99     $   1.65     $  1.27     $  1.25
                                      =======     ========     ========     ========     ========     =======     =======
Basic earnings per share ........     $  1.52     $   1.79     $   1.99     $   2.23     $   1.67     $  1.29     $  1.27
                                      =======     ========     ========     ========     ========     =======     =======

                                                                      As of July 31,                              As of April 30,
                                           --------------------------------------------------------------------  -----------------
                                             1999          2000           2001           2002           2003           2004
                                           --------     ----------     ----------     ----------     ----------  -----------------
Consolidated Balance Sheets Data:                                    (In thousands)
Finance Receivables, Net .............     $932,525     $1,118,087     $1,289,865     $1,412,298     $1,391,734     $1,410,198
Total Assets .........................      942,185      1,127,785      1,313,663      1,447,846      1,426,082      1,432,712
Total Senior Debt ....................      647,652        791,348        931,598      1,030,396      1,042,276      1,075,319
Stockholders' Equity .................      144,982        172,423        206,411        248,569        316,396        294,595

--------------------------------------------------------------------------------

                                  RISK FACTORS

      This section describes risks involved in purchasing our securities, including the Debentures and our common stock. Before you invest in our securities, you should consider carefully the following risks, in addition to the other information presented elsewhere in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us and our business. Any of the following risks could seriously harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or part of your investment. For purposes of the information below under the section, "Risk Factors - Risks Related to Our Business", the terms "Financial Federal Corporation," "company," "we," "us" and "our" refer to Financial Federal Corporation and its subsidiaries unless the context otherwise requires. You should be aware that our subsidiaries will not guarantee the Debentures.

                          Risks Related to Our Business

Our ability to grow our business depends on our ability to obtain external financing.

      We require a substantial amount of cash to originate loans, leases and other funding obligations. We are and will continue to be dependent on funding our business through senior term debt, asset securitization financings, commercial paper, bank credit facilities and other debt. Our committed unsecured revolving bank credit facilities expire on various dates through January 2007. There can be no assurance that these funding sources will not be suspended or reduced at maturity or that these funding sources will be renewed (as to which there are no obligations to do so) when they expire or mature or, if necessary, replaced on terms acceptable to us, if at all. Final scheduled maturities of most of our finance receivables exceed the average term of these funding sources. If we cannot renew or replace these funding sources, our funds from scheduled payments or dispositions of our finance receivables may not be sufficient to pay amounts becoming due under these funding sources. Moreover, there can be no assurance that we could obtain increases in our existing funding sources or obtain additional funding sources to support the growth of our portfolio of finance receivables. Our inability to obtain adequate financing could cause us to curtail or cease operations.

We may not recover amounts that we lend.

      We have suffered charge-offs on some of our receivables since our inception. A charge-off occurs when all or part of the principal of a particular transaction is no longer recoverable and will not be repaid. A significant increase in charge-offs could have a material adverse effect on our ability to fund our business and on our net earnings and assets.

Delinquencies and credit losses affect our financial performance.

      In addition to general economic and other conditions affecting the industries and geographic regions in which our obligors operate, major factors affecting our ability to maintain profitability include risks associated with:

      o     the effectiveness of our underwriting procedures;

      o the creditworthiness and integrity of the obligors of our finance receivables;

      o the adequacy of the documentation relating to such receivables and collateral;

      o disputes and litigation with such obligors or with their other creditors;

      o the ability to repossess and remarket collateral supporting our loans and leases upon a default;

      o the ability to enforce our lien position in the event of the bankruptcy of such obligors or otherwise; and

      o the value of leased assets and pledged collateral securing our receivables.

      We provide an allowance for credit losses on finance receivables. The allowance for credit losses on finance receivables is estimated by management based on total finance receivables, charge-offs, non-accrual/delinquent finance receivables and management's current assessment of the risks inherent in the our finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of counterparties (includes the obligor/lessee and other parties we may have recourse to such as equipment vendors/manufacturers and owners/affiliates of the obligor/lessee), equipment collateral values and other factors. Although management periodically reviews our allowance for credit losses, we cannot be certain that our allowance for credit losses will be adequate to cover actual losses because of the risks described above.

Our access to capital at competitive rates is dependent on our credit ratings.

      A ratings downgrade could increase our funding costs, and limit access to capital markets and adversely affect our ability to renew or replace existing bank credit facilities.

Interest rate fluctuations can hurt our profitability.

      Our profitability depends in large part upon the extent to which our average yield on finance receivables exceeds our average cost of borrowed funds ("net interest spread"). Because our borrowed funds mature or reprice at a faster rate than our finance receivables, a rapid and sustained rise in market interest rates, increasing our cost of funds, could materially reduce our net interest spread and, therefore, our profitability. In addition, increases in market interest rates could materially reduce the volume of originations of new financings and leases because customers and prospects may refrain from borrowings as a result of having to pay a higher rate of interest.

We lend to privately owned small and medium-sized companies, which could present a greater risk of loss than larger companies.

      We provide financings primarily to small and medium-sized, privately owned businesses. Compared to larger, publicly owned firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. Accordingly, receivables from these types of customers may entail higher risks.

A customer's dishonesty could cause us to suffer losses.

      A customer's dishonesty in reporting its financial position or the condition/existence of the financed and leased collateral could result in the loss of some or all of the principal of a particular receivable.

An economic downturn could result in less demand for our services and negatively affect our receivables.

      An economic downturn could result in a decline in the demand for some of the types of equipment which we finance with a corresponding decline in originations of related finance receivables. In addition, a downturn could result in an increase in defaults by obligors and guarantors of our finance receivables and a decrease in the value of collateral which we realize upon disposition following such a default. If an economic downturn were to occur, our ability to maintain and grow our portfolio could be materially adversely affected.

We face intense competition.

      Our business is highly competitive. We compete with banks, manufacturer-owned and independent finance and leasing companies, as well as other financial institutions. These competitors may have sources of funds available at a lower cost than those available to us, thereby enabling them to provide financing at rates lower than we may be willing to provide. In addition, these competitors may be better positioned than we are to market their services and financing programs to vendors and users of equipment because of their ability to offer additional services and products, and more favorable rates and terms. These competitors may have longer operating histories and may possess greater financial and other resources than we do. These factors could adversely effect our ability to maintain or grow our portfolio.

Economic difficulties within a particular industry or region could impair our profitability and asset quality.

      Defaults by our customers may be correlated with economic conditions affecting particular industries or geographic locations. As a result, if any particular industry or geographic region were to experience economic difficulties, the overall timing and amount of collections from customers operating in those industries or geographic regions may differ from what we expect. Our finance receivables at April 30, 2004, were concentrated in the following industries: construction (41%), road transportation (34%), waste services (12%) and manufacturing (7%). Of our finance receivables at April 30, 2004, 30% were attributable to obligors located in the Southeast, 23% in the Southwest and 19% in the Northeast. We could be negatively affected by adverse economic conditions affecting any of these industries or regions.

Legal proceedings and related costs could negatively affect our financial results.

      As a lender we are at risk of governmental proceedings and litigation, including class action lawsuits, challenging our contracts, rates, disclosures, and collections or other practices, under state and federal statutes and other laws, as well as actions relating to federal securities laws.

      In recent years, a number of judicial decisions, not involving us, have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. We may be subject to allegations of lender liability. We cannot assure you that these claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

We are dependent on our management and operations personnel.

      Our success has been and will be largely dependent on Paul R. Sinsheimer, our Chairman and Chief Executive Officer and other key personnel. Competition for qualified personnel in the financial services industry is intense. We have not entered into retention agreements with any employees, and there can be no assurance that we will be able to retain existing personnel.

Our growth is subject to uncertainty.

      In order to profitably grow, we will be required to further penetrate the markets in which we presently operate and/or enter new markets. Our ability to do so depends upon a number of factors, including identification of new markets in which we can successfully compete, the continued growth of the United States economy, and the hiring of marketing and other qualified personnel.

We are implementing new software.

      We are replacing our portfolio administration software. If material problems with the new software used to manage the portfolio arise, it could adversely effect our business operations.

Our operations could be negatively affected by increased costs relating to accidents or equipment misuse.

      Use of some of the equipment which we lease to our customers involves inherent risks from accidents or misuse which could result in property damage, personal injury or other losses. Although we typically require lessees to maintain insurance against such claims, in the event of an accident or the misuse of such equipment, the aggrieved party could attempt to hold us liable for damages.

                         Risks Related to the Debentures

The Debentures are structurally subordinated to indebtedness and liabilities of our subsidiaries.

      Because we operate primarily through our subsidiaries, we derive our revenues from, and hold our assets through, those subsidiaries. As a result, we are dependent upon distributions and advances from and repayment of advances to our subsidiaries in order to meet our payment obligations under the Debentures and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the Debentures, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors, to the extent that we are not a creditor of such subsidiary. In addition, even where we are a creditor of a subsidiary, our rights as a creditor with respect to certain advances are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness. As of April 30, 2004, our subsidiaries had total indebtedness of approximately $949 million, $286 million of which was secured indebtedness, excluding intercompany indebtedness.

We may be unable to repay or repurchase the Debentures if our subsidiaries are unable to pay interest and dividends or make advances to or repay advances from us.

      At maturity, the entire outstanding principal amount of the Debentures will become due and payable by us. In addition, each holder of the Debentures may require us to repurchase all or a portion of that holder's Debentures on April 15, 2009, April 15, 2014, April 15, 2019, April 15, 2024 and April 15,
2029, or, if a "Designated Event," as defined in the indenture, occurs. A "Designated Event" also may constitute an event of default under, and result in the acceleration of the maturity of, indebtedness under another indenture or other indebtedness that we have or may incur in the future.

      We, as a holding company, are dependent upon payment of principal and interest on advances to and dividends from our subsidiaries to enable us to service our outstanding debt, including the Debentures. At maturity or upon a repurchase request, if we do not have sufficient funds on hand or available through existing borrowing facilities or through the declaration and payment of dividends by our subsidiaries we will need to seek additional financing. Additional financing may not be available to us on terms favorable to us, if at all.

      The debt agreements of our major operating subsidiary contain certain restrictive covenants including limitations on the subsidiary's dividends and other distributions. In the event that the maturity date or repurchase request occurs at a time when our subsidiary is restricted from paying us interest or dividends, we could attempt to obtain the consent of the lenders under those arrangements or could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the Debentures. Failure by us to repay or repurchase the Debentures when required will result in an event of default with respect to the Debentures.

We have a substantial amount of indebtedness, which could adversely affect our financial performance and impact our ability to make payments on the Debentures.

      As of April 30, 2004, we, including our subsidiaries, had total debt of approximately $1.1 billion. Our level of indebtedness could have important consequences to the holders of the Debentures. For example, it:

      o may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

      o will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the funds available to us for other purposes, including expansion through acquisitions, capital expenditures, marketing spending and expansion of our product offerings; and

      o may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

      Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Our stock price, and therefore the price of the Debentures, may be subject to significant fluctuations and volatility.

      The market price of the Debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Debentures than would be expected for non-convertible debt securities that we issue. Among the factors that could affect our common stock price are those discussed above under "--Risks Related to Our Business", as well as:

      o     interest rate volatility;

      o     variations in our operating results;

      o     federal or state legislative, licensing or regulatory changes;

      o changes in revenue or earnings estimates or publication of research reports by analysts;

      o     speculation in the press or investment community;

      o     strategic actions by us or our competitors;

      o     general market conditions; and

      o     domestic and international factors unrelated to our performance.

      In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the Debentures.

The trading prices for the Debentures will be directly affected by the trading prices for our common stock, which are impossible to predict.

      The price of our common stock could be affected by possible sales of our common stock by investors who view the Debentures as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the Debentures.

The conditional conversion feature of the Debentures could result in you not receiving the value of the common stock into which the Debentures are convertible.

      The Debentures are convertible into common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your Debentures would otherwise be convertible. One of these conditions occurs if the credit rating assigned to the Debentures by Fitch Ratings, Inc. is at or below BB. Since we are not required to maintain a rating on the Debenture, this condition for conversion may not be available to you.

You should consider the United States federal income tax consequences of owning Debentures.

      We and each holder of the Debentures agree to treat the Debentures as contingent payment debt instruments for U.S. federal income tax purposes, subject to the original issue discount rules applicable to such instruments for U.S. federal income tax purposes. The discussion below, and the discussion under the heading "United States Federal Income Tax Considerations," assume that the Debentures will be so treated. However, the U.S. federal income tax characterization of the Debentures is uncertain and, thus, no assurance can be given that the Internal Revenue Service will not assert that the Debentures should be treated in a different manner. Such an alternative characterization could affect the amount, timing and character of income, gain or loss in respect of an investment in the Debentures.

      Pursuant to the rules applicable to contingent payment debt instruments, you will generally be required to accrue original issue discount with respect to the Debentures in the manner described in "United States Federal Income Tax Considerations - Accrual of Interest," regardless of whether you normally use the cash or accrual method of tax accounting. As a result, you will generally be required to include original issue discount in income based on the rate at which we would issue a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the Debentures (which we have determined to be 7.375%), which rate will be substantially in excess of the stated interest rate on the Debentures. As a result, you will be required to include amounts in taxable income each year substantially in excess of the stated interest payable on the Debentures. Further, upon a sale, exchange, conversion, repurchase or redemption of a Debenture, you will be required to recognize gain or loss equal to the difference between your amount realized (which will include the value of our common stock if you exercise your conversion rights) and your adjusted tax basis in the Debenture, with any such gain (and with all or a portion of any such loss) being classified as ordinary income (or ordinary loss) rather than as capital gain (or capital loss). See "United States Federal Income Tax Considerations." You should consult your tax advisor as to the United States federal, state and local (as well as foreign) tax consequences of acquiring, owning and disposing of the Debentures.

A downgrading, suspension or loss of the rating on the Debentures by Fitch Ratings, Inc. could cause the liquidity and/or market value of the Debentures to decline significantly.

      The Debentures have only been rated by Fitch Ratings, Inc. and we are not obligated to maintain such rating. A downgrading, suspension or withdrawal of such rating could adversely affect the liquidity and/or the market price of the Debentures. There can be no assurance that the current rating will not be lowered or withdrawn entirely.

A liquid trading market for the Debentures may not develop.

      We do not presently intend to apply for listing of the Debentures on any securities exchange or any automated quotation system. Although certain of the initial purchasers currently make a market in the Debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that any market for the Debentures will develop or, if one does develop, that it will be maintained. If an active market for the Debentures fails to develop or be sustained, the trading price and liquidity of the Debentures could be adversely affected.

If you are able to resell your Debentures, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

      If you are able to resell your Debentures, the price you receive will depend on many other factors that may vary over time, including:

      o     the number of potential buyers;

      o     the level of liquidity of the Debentures;

      o     ratings published by major credit rating agencies;

      o     our financial performance;

      o     the amount of indebtedness we have outstanding;

      o the level, direction and volatility of market interest rates generally;

      o     the market for similar securities;

      o     the redemption and repayment features of the Debentures to be sold;
            and

      o     the time remaining to the maturity of your Debentures.

      As a result of these factors, you may only be able to sell your Debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

The conversion rate of the Debentures may not be adjusted for all dilutive events.

      The conversion rate of the Debentures is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under "Description of the Debentures--Conversion Rights--Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common stock or additional indebtedness convertible into common stock for cash, that may adversely affect the trading price of the Debentures or the common stock. There can be no assurance that an event that adversely affects the value of the Debentures, but does not result in an adjustment to the conversion rate, will not occur.

If we adjust the conversion rate, you may have to pay taxes with respect to amounts that you do not receive.

      The conversion rate of the Debentures is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See "Description of the Debentures --Conversion Rights--Conversion Rate Adjustments." If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you will be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you, notwithstanding the fact that you do not receive a cash payment. See "United States Federal Income Tax Considerations - Adjustment of Conversion Rate."

The Debentures do not restrict our ability to incur additional debt or to take other action that could negatively impact holders of the Debentures.

      We are not restricted under the terms of the indenture and the Debentures from incurring additional indebtedness or securing indebtedness other than the Debentures. In addition, the Debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the Debentures could have the effect of diminishing our ability to make payments on the Debentures when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the Debentures.

Conversion of the Debentures will dilute the ownership interest of existing stockholders, including holders who had previously converted their Debentures.

      The conversion of some or all of the Debentures will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Debentures may encourage short selling by market participants because the conversion of the Debentures could depress the price of our common stock.

If you hold Debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold Debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your Debentures and, in limited cases, under the conversion rate adjustments applicable to the Debentures. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.

      Our consolidated financial statements for the fiscal year ended July 31, 2001 were audited by Arthur Andersen LLP, our former independent auditor. Arthur Andersen LLP has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen LLP has not reissued its report and because we are not able to obtain a consent from Arthur Andersen LLP, you will be unable to sue Arthur Andersen LLP for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued report. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

                           PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol "FIF." The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices of our common stock as reported by the NYSE.

                                                          High        Low
                                                         ------     ------
      Fiscal Year 2004
      1st Quarter ended October 31, 2003                 $34.15     $29.70
      2nd Quarter ended January 31, 2004                 $35.00     $29.22
      3rd Quarter ended April 30, 2004                   $34.91     $31.31
      4th Quarter through June 21, 2004                  $34.40     $29.60

      Fiscal Year 2003
      1st Quarter ended October 31, 2002                 $34.70     $27.90
      2nd Quarter ended January 31, 2003                 $29.42     $24.21
      3rd Quarter ended April 30, 2003                   $25.96     $17.95
      4th Quarter ended July 31, 2003                    $30.30     $22.40

      Fiscal Year 2002
      1st Quarter ended October 31, 2001                 $28.38     $23.74
      2nd Quarter ended January 31, 2002                 $31.25     $24.25
      3rd Quarter ended April 30, 2002                   $35.17     $29.25
      4th Quarter ended July 31, 2002                    $35.98     $25.99

      On June 21, 2004, the last sale price for our common stock as reported by the NYSE was $34.40 per share. As of June 21, 2004, there were 84 holders of record of our common stock.

                                 DIVIDEND POLICY

      We have not paid cash dividends on our common stock since our initial public offering. Further, we currently intend to retain our future earnings, if any, to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the immediate future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Nevada law.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling securityholders of the Debentures or the shares of common stock issuable upon conversion of the Debentures.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the indicated periods.

                                                           Nine Months Ended
                    Year Ended July 31,                        April 30,
     ------------------------------------------------      -----------------
     1999       2000       2001       2002       2003      2003         2004
     ----       ----       ----       ----       ----      ----         ----
     1.93       1.83       1.80       2.19       2.13      2.13         2.46

      For purposes of computing the ratios of earnings to fixed charges, earnings consist of income before taxes plus fixed charges (less capitalized interest), and fixed charges consist of interest expense, capitalized interest and the portion of rental expense under operating leases representative of an interest factor.

                                 CAPITALIZATION

      The following table sets forth our total capitalization (including the issuance of the Debentures) as of April 30, 2004. This table should be read in conjunction with the other information presented in this prospectus.

                                                                              As of
                                                                          April 30, 2004
                                                                          --------------
                                                                          (In thousands,
                                                                            except par
                                                                              value)
                                                                          --------------
Total indebtedness ....................................................     $1,075,319
                                                                            ----------
Stockholders' equity:

   Preferred stock, $1.00 par value; 5,000 shares authorized; no
      shares issued and outstanding, actual and pro forma .............             --

   Common stock, $.50 par value; 100,000 shares authorized; 17,253
      shares issued and outstanding (net of 1,672 treasury shares).....          8,626

   Additional paid-in capital .........................................        100,844

   Retained earnings ..................................................        185,125
                                                                            ----------

        Total stockholders' equity ....................................        294,595
                                                                            ----------

        Total capitalization ..........................................     $1,369,914
                                                                            ==========

            Neither the sale of the Debentures nor of the common stock issuable upon conversion of the Debentures by the selling securityholders will have any effect on our capitalization as of April 30, 2004.

                             SELLING SECURITYHOLDERS

      We originally issued the Debentures on April 12, 2004. The initial purchasers resold the Debentures to qualified institutional buyers in accordance with Rule 144A under the securities Act. The Debentures and the common stock that are offered for resale by this prospectus are offered for the accounts of the selling securityholders. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the Debentures and/or the common stock issuable upon conversion of the Debentures pursuant to this prospectus. The following table sets forth certain information as of June 21, 2004 concerning the principal amount of Debentures beneficially owned by each selling securityholder and the number of shares of common stock issuable upon conversion of the Debentures that may be offered from time to time pursuant to this prospectus.

      Except as indicated below, no selling securityholders have had any position, office or other material relationship with us or our affiliates within the past three years.

                                                                     Number of                          Number of
                                                                    Debentures  Percentage of   Conversion Shares     Percentage of
                                                            Beneficially Owned     Debentures         that May be      Common Stock
Name                                                          That May Be Sold    Outstanding            Sold (1)   Outstanding (2)
----                                                          ----------------    -----------            --------   ---------------
A M Master Fund 1 LP. ...................................          $ 7,524,000           4.30%            170,627                 *
Akela Capital Master Fund, Ltd. .........................            1,000,000              *              22,677                 *
American Aadvantage Funds ...............................              285,000              *               6,463                 *
Aventis Pension Master Trust ............................              320,000              *               7,256                 *
Aviva Life Insurance Co..................................            2,000,000           1.14              45,355                 *
Black Diamond Convertible Offshore LDC...................            1,627,000              *              36,896                 *
Black Diamond Offshore Ltd...............................            1,019,000              *              23,108                 *
BNP Paribas Equity Strategies, SNC.......................            3,670,000           2.10              83,227                 *
Boilermaker - Blacksmith Pension Trust ..................            3,400,000           1.94              77,104                 *
CALAMOS Convertible Fund - CALAMOS Investment Trust......           10,500,000           6.00             238,116              1.36
Cemex Pension Plan ......................................              165,000              *               3,741                 *
Citigroup Global Markets Inc. ...........................            3,000,000           1.71              68,033                 *
City of Knoxville Pension System ........................              340,000              *               7,710                 *
CNH CA Master Account, L.P. .............................              250,000              *               5,669                 *
Context Convertible Arbitrage Fund, LP. .................            1,200,000              *              27,213                 *
Context Convertible Arbitrage Offshore, Ltd. ............            2,675,000           1.53              60,663                 *
CooperNeff Convertible Strategies (Cayman) Master Fund,LP            3,880,000           2.22              87,989                 *
Delta Airlines Master Trust .............................            1,400,000              *              31,748                 *
Delta Pilots Disability and Survivorship Trust ..........              490,000              *              11,112                 *
Deutsche Bank Securities ................................            1,600,000              *              36,284                 *
Dorinco Reinsurance Company .............................              965,000              *              21,884                 *
Double Black Diamond Offshore LDC........................            5,183,000           2.96             117,539                 *
Genesee County Empoyees' Retirement System ..............              790,000              *              17,915                 *
Healthnow New York Inc. .................................              330,000              *               7,483                 *
Highbrige International LLC .............................            3,000,000           1.71              68,033                 *
Jackson County Employees' Retirement System .............              460,000              *              10,431                 *
JMG Capital .............................................            5,750,000           3.29             130,397                 *
JMG Triton Offshore Fund, Ltd. ..........................            5,750,000           3.29             130,397                 *
Ketterint Medical Center Funded Depreciation Account ....              110,000              *               2,494                 *
Knoxville Utilities Board Retirement System .............              165,000              *               3,741                 *
Louisiana Workers Compensation Corporation ..............              435,000              *               9,864                 *
Louisiana Workers Compensation #2 .......................               65,000              *               1,474                 *
Lyxor/Am Investment Fund Ltd. ...........................            1,386,000              *              31,431                 *
Lyxor/Context Fund Ltd. .................................              750,000              *              17,008                 *
Lyxor/Convertible Arbitrage Fund Limited.................              650,000              *              14,740                 *
Macomb County Employees' Retirement System ..............              365,000              *               8,277                 *
MLGA Convertible Securities Arbitrage Ltd. ..............            5,000,000           2.86             113,389                 *
National Bank Of Canada .................................              225,000              *               5,102                 *

National Bank Of Canada C/O Putnam Lovell NBF
Securities Inc. .........................................            1,500,000              *              34,016                 *
Norcal Mutual Insurance Company .........................              800,000              *              18,142                 *
Piper Jaffray & Co. .....................................            3,000,000           1.71              68,033                 *
Port Authority of Allegheny County Retirement and
Disability Allowance Plan for the Employees Represented
by Local 85 of the Amalgamated Transit Union ............              745,000              *              16,894                 *
Prisma Foundation .......................................              155,000              *               3,515                 *
R 2 Investments, LDC ....................................              990,000              *              22,451                 *
Royal Bank Of Canada (Norshield) ........................              300,000              *               6,803                 *
S.A.C. Capital Associates, LLC ..........................            5,000,000           2.86             113,389                 *
SCI Endowment Care Common Trust Fund - National
Fiduciary Services ......................................              185,000              *               4,195                 *
SCI Endowment Care Common Trust Fund - Suntrust .........              100,000              *               2,267                 *
SCI Endowment Care Common Trust Fund - Wachovia .........               45,000              *               1,020                 *
Singlehedge US Convertible Arbitrage Fund................              900,000              *              20,410                 *
Southern Farm Bureau Life Insurance Company .............            1,700,000              *              38,552                 *
SPT .....................................................            2,100,000           1.20              47,623                 *
Sturgeon Limited.........................................              750,000              *              17,008                 *
Teachers Insurance and Annuity Association of America ...            6,000,000           3.43             136,066                 *
The California Wellness Foundation ......................              510,000              *              11,565                 *
The Cockrell Foundation .................................               90,000              *               2,041                 *
The Dow Chemical Company Employees' Retirement Plan .....            2,700,000           1.54              61,230                 *
The Fondren Foundation ..................................              140,000              *               3,174                 *
Triborough Partners International Ltd. ..................            5,495,000           3.14             124,614                 *
Triborough Partners LLC .................................            2,355,000           1.35              53,406                 *
Union Carbide Retirement Account ........................            1,430,000              *              32,429                 *
United Food and Commercial Workers Local 1262
and Employers Pension Fund ..............................              775,000              *              17,575                 *
Univar USA Inc. Retirement Plan .........................              400,000              *               9,071                 *
Univest Convertible Arbitrage Fund II Ltd (Norshield) ...              100,000              *               2,267                 *
Worldwide Transactions Ltd. .............................              171,000              *               3,877                 *
Other Selling Securityholders ...........................          $58,840,000          33.62%          1,334,361              7.17%

----------
*     Less than 1%

(1) Assumes conversion of the full amount of Debentures held by such holder at the initial conversion rate of 22.6778; such conversion rate is subject to adjustment as described under "Description of the Debentures - Conversion Rights." Accordingly, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Debentures; cash will be paid in lieu of fractional shares, if any.

(2) Computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act and based upon 17,266,338 shares of common stock outstanding as of June 21, 2004, treating as outstanding the number of shares issuable upon conversion of the Debentures shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Debentures but not assuming the conversion of the Debentures of any other holder.

      The preceding table has been prepared based upon the information furnished to us by Deutsche Bank Trust Company Americas, as trustee for the Debentures, by The Depository Trust Company ("DTC"), and by the selling securityholders, listed above.

      The selling securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Debentures since the date on which the information in the preceding table is presented. Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling securityholders may offer all or some of the Debentures that they hold and/or the common stock issuable upon conversion of the Debentures pursuant to the offering contemplated by this prospectus, no estimate can be given as to the amount of the Debentures or the common stock issuable upon conversion of the Debentures that will be held by the selling securityholders upon the termination of this offering.

                            DESCRIPTION OF DEBENTURES

      We issued the Debentures under an indenture, dated as of April 12, 2004, between us and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee. Initially, Deutsche Bank Trust Company Americas will also act as paying agent and conversion agent for the Debentures. The terms of the Debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers.

      The following description is only a summary of the material provisions of the Debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Debentures. You may request a copy of the indenture and the registration rights agreement from the trustee.

      When we refer to "Financial Federal Corporation," "we," "our" or "us" in this "Description of the Debentures", we refer only to Financial Federal Corporation, a Nevada corporation, and not our subsidiaries.

      Brief Description of the Debentures

      The Debentures:

      o     are $175,000,000 in aggregate principal amount;

      o were offered and sold to investors at 100.0% of their principal amount, plus accrued interest, if any, from April 12, 2004;

      o bear interest at a rate of 2.0% per annum, payable on each April 15 and October 15, beginning October 15, 2004;

      o bear contingent interest which may be payable as set forth below under "--Contingent Interest";

      o are issued only in denominations of $1,000 principal amount and integral multiples thereof;

      o are senior unsecured obligations of Financial Federal Corporation, ranking equally with all of our existing and future unsecured and unsubordinated indebtedness (including indebtedness to our subsidiaries); indebtedness of our subsidiaries (other than to us) is effectively senior to the Debentures:

      o subject to our right to deliver, in lieu of common stock, cash or a combination of cash and common stock, are convertible into our common stock, par value $.50 per share, initially at a conversion rate of 22.6778 shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of approximately $44.10 per share), under the conditions and subject to such adjustments as are described under "--Conversion Rights";

      o are redeemable at our option in whole or in part beginning on April 20, 2009 upon the terms set forth under "--Optional Redemption by Us";

      o are subject to repurchase by us at your option on April 15, 2009, 2014, 2019, 2024 and 2029 or upon a designated event with respect to Financial Federal Corporation, upon the terms and at the repurchase price set forth below under "--Repurchase of Debentures at the Option of Holders";

      o are due on April 15, 2034, unless earlier converted, redeemed by us at our option or repurchased by us at your option; and

      o benefit from the provisions of a registration rights agreement and bear liquidated damages if we fail to comply with certain of our obligations under such agreement as set forth under "--Registration Rights."

      The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Financial Federal Corporation, except to the extent described under "--Repurchase of Debentures at the Option of Holders--Designated Event Put" below.

      No sinking fund is provided for the Debentures and the Debentures are not be subject to defeasance. The Debentures were issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

      Definitive Debentures will only be issued under the limited circumstances described under "Book-Entry System." You may present definitive Debentures for conversion and registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at 60 Wall Street, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global Debentures, see "--Form, Denomination and Registration." No service charge will be made for any registration of transfer or exchange of Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      We will make all payments on global Debentures to DTC in immediately available funds.

      You may not sell or otherwise transfer the Debentures or the common stock issuable upon conversion of the Debentures except in compliance with the provisions set forth under "Notice to Investors" and "--Registration Rights."

      Interest

      The Debentures bear interest at a rate of 2.0% per annum from April 12, 2004. We will also pay contingent interest on the Debentures in the circumstances described under "--Contingent Interest." We will pay interest semi-annually on April 15 and October 15 of each year, beginning October 15, 2004, to the holders of record at the close of business on the preceding April 1 and October 1, respectively. There is one exception to the preceding sentence:

      In general, we will not pay accrued and unpaid interest, including contingent interest, if any, on any Debentures that are converted into our common stock. Instead, accrued interest, including contingent interest, if any, will be deemed paid by the common stock received by holders on conversion. You will receive, however, accrued and unpaid liquidated damages to, but not including, the conversion date. However, if you surrender Debentures for conversion after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued and unpaid interest, including contingent interest, if any, on those Debentures, notwithstanding your conversion of those Debentures prior to that interest payment date, because you will have been the holder of record on the corresponding record date. Therefore, at the time you surrender Debentures for conversion, you must pay to us an amount equal to the interest that has accrued, including contingent interest, if any, and that will be paid on the related interest payment date. No such payment need be made (1) if we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) if we have specified a designated event repurchase date that is after a record date for an interest payment but on or prior to the corresponding interest payment date or
(3) to the extent of any overdue interest if any overdue interest exists at the time of conversion with respect to the Debentures converted.

      Except as provided below, we will pay interest, including contingent interest, if any, on:

      o     global Debentures to DTC in immediately available funds;

      o any definitive Debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those Debentures; and

      o any definitive Debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those Debentures.

      At maturity we will pay interest on the definitive Debentures at our office or agency in New York City which initially will be the principal corporate trust office of the trustee presently located at 60 Wall Street, New York, New York 10005.

      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      If any interest payment date of a Debenture falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day without any interest or other payment in respect of the delay. The term "business day" means, with respect to any Debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

      Contingent Interest

      We will pay contingent interest to the holders of Debentures for the period commencing April 20, 2009 and ending October 14, 2009 if the average trading price of a Debenture for each of the last five trading days immediately preceding April 20, 2009 equals 120% or more of the principal amount of the Debenture. Thereafter, we will pay contingent interest to the holders of Debentures for any six-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the six-month period beginning October 15, 2009, if the average trading price of a Debenture for each of the last five trading days immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the Debenture. For any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of Debentures will equal 0.25% per annum calculated on the average trading price of $1,000 principal amount of Debentures during the relevant five consecutive trading-day period referred to above used to determine whether contingent interest must be paid.

      "Trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

      The "trading price" of a Debenture on any date of determination means the average of the secondary market bid quotations obtained by us for $5,000,000 principal amount of the Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by us, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us, that one bid shall be used. If we cannot reasonably obtain at least one bid for $5,000,000 principal amount of the Debentures from a nationally recognized securities dealer on such date of determination, then the trading price per $1,000 principal amount of Debentures for such date of determination will be deemed to be the closing sale price per share of our common stock on such date of determination multiplied by the number of shares of our common stock that would be received upon conversion of such $1,000 principal amount of Debentures on such date.

      Contingent interest, if any, will accrue and be payable to holders of Debentures as of the regular interest record date occurring immediately prior to the end of the relevant six-month period. Such payments will be paid on the regular interest payment date with respect to the relevant six-month period. Payments of contingent interest shall be made in the same manner, and subject to the same restrictions, including those restrictions in respect of payments of accrued and unpaid interest on any Debentures that are converted into our common stock, as set forth above under "--Interest."

      Upon determination that holders of Debentures will be entitled to receive contingent interest for a six-month period, on or prior to the start of such six-month period, we will issue a press release stating the contingent interest for such period or publish such information on our website.

      In addition, we will issue a press release setting forth the amount of contingent interest payable per $1,000 principal amount of Debentures and the manner in which such amount was calculated or publish such information on our website on the applicable interest payment date.

      Conversion Rights

      General

      Subject to the conditions and during the periods described below, you may convert any outstanding Debentures into shares of our common stock, initially at a conversion rate of 22.6778 shares per $1,000 principal amount of the Debentures (equal to an initial conversion price of approximately $44.10 per share). The conversion rate and the corresponding conversion price in effect at any given time will be subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the Debentures. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert Debentures only in denominations of $1,000 principal amount and integral multiples thereof.

      If you have exercised your right to require us to repurchase your Debentures in the circumstances described under "--Repurchase of Debentures at the Option of Holders," you may convert your Debentures into our common stock only if you withdraw your repurchase notice or designated event repurchase notice and convert your Debentures prior to the close of business on the repurchase date or designated event repurchase date, as applicable.

      You may surrender Debentures for conversion into our common stock prior to the stated maturity only under the following circumstances:

      Conversion Upon Satisfaction of Market Price Condition

      You may surrender any of your Debentures for conversion into our common stock during any fiscal quarter (and only during such fiscal quarter) commencing after July 31, 2004 if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price as of that 30th trading day.

      The "closing sale price" of our common stock on any date means the closing price per share (or if no closing price is reported, the average of the closing bid and ask prices or, if there is more than one closing bid or ask price, the average of the average closing bid and the average closing ask prices) as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, the closing price as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

      Conversion Upon Credit Rating Event

      You will have the right, at your option, to convert any of your Debentures into shares of our common stock during any period in which the Debentures are rated at or below BB by Fitch Ratings, Inc. We are under no obligation, however, to maintain the rating of the Debentures by Fitch Ratings, Inc. This conversion right shall terminate if Fitch Ratings, Inc. withdraws its rating, is no longer rating the Debentures or ceases to exist.

      Conversion Upon Notice of Redemption

      You may surrender for conversion any of your Debentures that have been called for redemption at any time prior to the close of business on the redemption date, even if the Debentures are not otherwise convertible at that time.

      Conversion Upon Specified Corporate Transactions

      In the event:

      o we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, common stock at less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution, or

      o we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the business day preceding the announcement date for the distribution, then at least 20 days prior to the ex-dividend date for the distribution, we must notify the holders of the Debentures and the trustee of the occurrence of such event. Once we have given that notice, holders may surrender their Debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place. No adjustment to the conversion rate or the ability of a holder of Debentures to convert will be made if we provide that holders of Debentures will participate in the distribution without conversion or in certain other cases.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender Debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction, or if the transaction also constitutes a change of control, until the designated event repurchase date. We will notify holders and the trustee at the same time we publicly announce such transaction (but in no event less than 15 days prior to the effective date of such transaction).

      If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a Debenture into common stock will be changed into a right to convert the Debentures into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such Debentures immediately prior to the transaction.

      If the transaction described in the preceding paragraph also constitutes a change of control, the holder can, subject to certain conditions, require us to repurchase all or a portion of its Debentures as described under "--Repurchase of Debentures at the Option of Holders--Designated Event Put."

      Conversion Procedures

      By delivering to the holder the number of shares issuable upon conversion or the amount of cash determined as set forth below under "--Payment Upon Conversion," together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the Debentures. That is, accrued interest, if any, and accrued contingent interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

      You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid. We and each holder of a Debenture also agree that delivery to the holder of the full number of shares of common stock into which the Debenture is convertible or the amount of cash determined as set forth below under "--Payment Upon Conversion," together with any cash payment of such holder's fractional shares, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash payment, if any) on the Debenture for purposes of the regulations governing contingent payment debt instruments. See "United States Federal Income Tax Considerations."

      Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under "--Payment Upon Conversion."

      To convert a definitive Debenture, you must:

      o complete the conversion notice on the back of the Debentures (or a facsimile thereof);

      o deliver the completed conversion notice and the Debentures to be converted to the specified office of the conversion agent;

      o pay all funds required, if any, relating to interest on the Debentures to be converted to which you are not entitled, as described in "--Interest;"

      o pay all funds required, if any, relating to contingent interest on the Debentures to be converted to which you are not entitled, as described in "--Contingent Interest;" and

      o     pay all taxes or duties payable by you, if any, as described above.

      To convert interests in a global Debenture, you must comply with the last three bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

      The "conversion date" will be the date on which all of the foregoing requirements have been satisfied. The Debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate will be delivered to you, or a book-entry transfer through DTC will be made, for the number of shares of common stock into which the Debentures are converted or the amount of cash determined as set forth below under "--Payment Upon Conversion" (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

      Payment Upon Conversion

      Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the day that is 45 calendar days prior to stated maturity or, with respect to Debentures being redeemed, the applicable redemption date (the "final notice date"), the following procedures will apply:

      If we choose to satisfy all or any portion of our obligation to deliver common stock upon conversion (the "conversion obligation") in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion ("cash settlement notice period"). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period immediately following the cash settlement notice period ("conversion retraction period"). If no such election is made, no such retraction can be made (and a conversion notice shall be irrevocable).

      Settlement amounts will be computed as follows:

      o If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares, for each $1,000 principal amount of Debentures, equal to the then current conversion rate; provided that if on the date you submit your notice of conversion
            (x) you hold Debentures that are neither registered under the Securities Act nor immediately freely saleable pursuant to rule 144(k) under the Securities Act and (y) there exists a registration default as defined under "--Registration Rights," the conversion rate shall be multiplied by 103% (including for the purpose of calculating the number of shares delivered under clause (ii) of the last bullet of this paragraph). We will pay cash for all fractional shares of common stock, as described above under "--General."

      o If we elect to satisfy the entire conversion obligation in cash, we will deliver to you, for each $1,000 principal amount of Debentures, cash in an amount equal to the product of the then current conversion rate and the average closing sale price of our common stock for the 20 trading-day period beginning the day after the expiration of the conversion retraction period (the "cash settlement averaging period").

      o If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you, for each $1,000 principal amount of Debentures, such cash amount (the "cash amount") and a number of shares of our common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the closing sale price of our common stock on such day. We will pay cash for all fractional shares of common stock. The cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date.

      If we choose to satisfy all or any portion of the conversion obligation in cash and the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the cash settlement averaging period. If we choose to satisfy the entire conversion obligation in shares of our common stock then settlement will occur on the third business day following the conversion date.

      Our Right to Irrevocably Elect Payment. At any time prior to maturity, we may irrevocably elect to satisfy in cash up to 100% of the principal amount of the Debentures converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election shall be in our sole discretion without the consent of the holders of the Debentures, by notice to the trustee and the holders of the Debentures. If we make such election, we will not have to make any further election prior to the final notice date and the description set forth under "--Payment Upon Conversion--Conversion after the Final Notice Date" shall not be applicable.

      In the event that we receive your notice of conversion after the date of such election, your notice of conversion will not be retractable and settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "--Payment Upon Conversion--Conversion on or Prior to the Final Notice Date" except that:

      o the "cash settlement averaging period" shall be the 20 trading-day period beginning on the day after receipt of your notice of conversion; and

      o the "cash amount" shall be the lesser of (i) (x) the then current conversion rate, multiplied by (y) the average closing sale price of our common stock during the cash settlement averaging period and
            (ii) 100% of the principal amount of a Debenture.

      Conversion after the Final Notice Date. In the event that we receive your notice of conversion after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, if we choose to satisfy all or any portion of the conversion obligation in cash after the final notice date, we will send, on or prior to the final notice date, a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount). Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "--Payment Upon Conversion--Conversion on or Prior to the Final Notice Date" except that the "cash settlement averaging period" shall be the 20 trading-day period beginning on the day after receipt of your notice of conversion. If we do not elect to satisfy all or any portion of the conversion obligation in cash, then settlement will occur on the first business day following the conversion date.

      Conversion Rate Adjustments

      We will adjust the conversion rate if any of the following events occur:

      (1) We issue our common stock as a dividend or distribution on our common stock.

      (2) We issue to all holders of common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share less than the closing sale price of a share of our common stock on the record date for the distribution.

      (3) We subdivide or combine our common stock.

      (4) We distribute to all holders of our common stock, shares of capital stock, evidences of indebtedness or other assets, including securities (but excluding rights or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash), the conversion rate will be increased by multiplying it by a fraction,

      o the numerator of which will be the current market price of our common stock; and

      o the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

      If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the "ex-dividend date" for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

      (5) We distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up in which event the conversion rate will be increased by multiplying it by a fraction,

      o the numerator of which will be the current market price of our common stock plus the amount per share of such dividend or distribution; and

      o the denominator of which will be the current market price of our common stock.

      (6) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased by multiplying it by a fraction,

      o the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

      o the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

      (7) Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event each conversion rate will be increased by multiplying such conversion rate by a fraction,

      o the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our stockholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchange and not withdrawn as of the expiration of the offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

      o the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

      The adjustment referred to in this clause (7) will be made only if:

      o the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

      o the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

      However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

      "Current market price" of our common stock on any day means the average of the closing sale price of our common stock (as defined above under "--Conversion--General") for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the "ex-dividend date" with respect to the issuance or distribution requiring such computation.

      To the extent that we have a rights plan in effect upon conversion of the Debentures into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case each conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

      In the event of:

      o     any reclassification of our common stock;

      o a consolidation, merger, binding share exchange or combination involving us; or

      o a sale or conveyance to another person or entity of all or substantially all of our property or assets;

      in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the Debentures into our common stock immediately prior to any of these events.

      The conversion rate will not be adjusted:

      o upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

      o upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

      o upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the Debentures were first issued;

      o     for a change in the par value of the common stock; or

      o for accrued and unpaid interest, including contingent interest or liquidated damages, if any.

      The holders of the Debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend in connection with an adjustment of the conversion rate. See "United States Federal Income Tax Considerations--Adjustment of Conversion Rate."

      To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders and the trustee at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

      Payment at Maturity

      Each holder of $1,000 principal amount of the Debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, contingent interest and liquidated damages, if any. We will pay principal on:

      o     global Debentures to DTC in immediately available funds; and

      o any definitive Debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

      Optional Redemption by Us

      Prior to April 20, 2009, the Debentures will not be redeemable at our option. Beginning on April 20, 2009, we may redeem the Debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the Debentures plus any accrued and unpaid interest, contingent interest, if any, and liquidated damages, if any, on the Debentures to, but not including, the redemption date. We will give at least 30 days, but not more than 60 days, notice of redemption by mail to holders of Debentures and the trustee. Debentures or portions of Debentures called for redemption will be convertible by the holder until the close of business on the redemption date. Accordingly, payment for Debentures called for redemption will be made on the business day following the redemption date.

      If we do not redeem all of the Debentures, the trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot, on a pro rata basis or by such other method the trustee considers fair and appropriate, so long as such method is not prohibited by the rules of the stock exchange on which the Debentures are then traded. If any Debentures are to be redeemed in part only, we will issue a new Debenture or Debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your Debentures is selected for partial redemption and you convert a portion of your Debentures, the converted portion will be deemed to be taken from the portion selected for redemption

      Repurchase of Debentures at the Option of Holders

      Optional Put

      On April 15, 2009, April 15, 2014, April 15, 2019, April 15, 2024 and
April 15, 2029 (each, a "repurchase date"), you may require us to repurchase any outstanding Debentures for which you have properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a repurchase price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to, but not including, the repurchase date. Payment for Debentures to be repurchased will be made on the business day following the repurchase date.

      You may submit a repurchase notice to the paying agent (which will initially be the trustee) at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.

      Any repurchase notice given by you electing to require us to repurchase Debentures shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

      o if definitive Debentures have been issued, the certificate numbers of the holders' Debentures to be delivered for repurchase (or, if the Debentures are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures);

      o the portion of the principal amount of Debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

      o that the Debentures are to be repurchased by us pursuant to the applicable provisions of the Debentures.

      You may withdraw your repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

      o     the principal amount of Debentures being withdrawn;

      o if definitive Debentures have been issued, the certificate numbers of the Debentures being withdrawn (or, if the Debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures); and

      o the principal amount of the Debentures, if any, that remain subject to the repurchase notice.

      In connection with any repurchase, we will, to the extent applicable:

      o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, which may then be applicable; and

      o     file Schedule TO or any other required schedule under the Exchange
            Act.

      Our obligation to pay the repurchase price for Debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon you effecting book entry transfer of the Debentures or delivering definitive Debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the Debentures to be paid promptly following the later of the business day following the repurchase date and the time of book entry transfer or delivery of definitive Debentures, together with such endorsements.

      If the paying agent holds money sufficient to pay the repurchase price of the Debentures for which a repurchase notice has been delivered and not validly withdrawn in accordance with the terms of the indenture, then, immediately after the repurchase date, the Debentures will cease to be outstanding and interest and contingent interest and liquidated damages, if any, on the Debentures will cease to accrue, whether or not the Debentures are transferred by book entry or delivered to the paying agent. Thereafter, all other your rights shall terminate, other than the right to receive the repurchase price upon book entry transfer of the Debentures or delivery of the Debentures. Our ability to repurchase Debentures for cash may be limited by restrictions on the ability of Financial

Federal Corporation to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements.

      Designated Event Put

      If a designated event, as defined below, occurs, you will have the right on the designated event repurchase date (subject to certain exceptions set forth below) to require us to repurchase all of your Debentures not previously called for redemption, or any portion of those Debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a designated event repurchase price equal to 100% of the principal amount of the Debentures plus any accrued and unpaid interest, including contingent interest, if any, and liquidated damages, if any, on the Debentures to but not including the designated event repurchase date.

      Within 30 days after the occurrence of a designated event, we are required to give notice to you and the trustee of such occurrence and of your resulting repurchase right and the procedures that you must follow to require us to repurchase your Debentures as described below. The designated event repurchase date specified by us will be 30 days after the date on which we give this notice. Notice will be given to DTC as provided under "--Form, Denomination and Registration" or, if Debentures were issued in definitive form, to the holders of record.

      The designated event repurchase notice given by you electing to require us to repurchase your Debentures shall be given so as to be received by the paying agent no later than the close of business on the designated event repurchase date and must state:

      o if definitive Debentures have been issued, the certificate numbers of the holders' Debentures to be delivered for repurchase (or, if the Debentures are not issued in definitive form, the designated event repurchase notice must comply with appropriate DTC procedures);

      o the portion of the principal amount of Debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

      o that the Debentures are to be repurchased by us pursuant to the applicable provisions of the Debentures.

      You may withdraw your designated event repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the designated event repurchase date. The notice of withdrawal shall state:

      o     the principal amount at maturity of Debentures being withdrawn;

      o if definitive Debentures have been issued, the certificate numbers of the Debentures being withdrawn (or, if the Debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures); and

      o the principal amount of the Debentures, if any, that remain subject to the designated event repurchase notice.

      A "designated event" will be deemed to have occurred upon a change of control or a termination of trading.

      A "change of control" will be deemed to have occurred at such time after the original issuance of the Debentures when any of the following has occurred:

      (1) as indicated by the filing of a Schedule TO or any other schedule, form or report under the Exchange Act disclosing the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

      (2) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

      o     any transaction:

            (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

            (ii) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

      o any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation; or

      o any consolidation or merger with or into any of our subsidiaries, so long as such merger or consolidation is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with any other person.

      Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

      The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your Debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

      However, notwithstanding the foregoing, you will not have the right to require us to repurchase your Debentures upon a change of control if:

      (1) the closing sale price per share of our common stock (as defined above under "--Conversion--General") for any five trading days within:

      o the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control described in clause (1) above of the definition of a change of control, or

      o the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control described in clause (2) above of the definition of a change of control, equals or exceeds 130% of the conversion price of the Debentures on each of those five trading days; or

      (2) 90% or more of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) constituting a change of control described in clause (2) above consists of shares of common stock traded or to be traded immediately following a change of control on a national securities exchange or the NASDAQ National Market, and, as a result of the transaction or transactions, the Debentures become convertible into that common stock (and any rights attached thereto).

      A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the Debentures are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the NASDAQ National Market or trading on any similar system of automated dissemination of quotations of securities prices.

      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

      If the paying agent holds money sufficient to pay the designated event repurchase price of the Debentures which holders have elected to require us to repurchase on the business day following the designated event repurchase date in accordance with the terms of the indenture, then, immediately after the designated event repurchase date, those Debentures will cease to be outstanding and interest, contingent interest and liquidated damages, if any, on the Debentures will cease to accrue, whether or not the Debentures are transferred by book entry or delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the designated event repurchase price upon book entry transfer of the Debentures or delivery of the Debentures.

      The term "designated event" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. The foregoing provisions would not necessarily protect holders of the Debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a designated event with respect to the designated event repurchase feature of the Debentures but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

      Our ability to repurchase Debentures for cash upon the occurrence of a designated event is subject to important limitations. Our ability to repurchase the Debentures for cash may be limited by restrictions on the ability of Financial Federal Corporation to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a designated event could cause an event of default under, or be prohibited or limited by the terms of, our then existing borrowing arrangements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the designated event repurchase price in cash for all the Debentures that might be delivered by holders of Debentures seeking to exercise the repurchase right.

      The designated event purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The designated event purchase feature, however, is not the result of our knowledge of any specific effort:

      o     to accumulate shares of our common stock;

      o to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

      o     by management to adopt a series of anti-takeover provisions.

      Instead, the designated event repurchase feature is a standard term contained in securities similar to the Debentures.

      Merger and Sales of Assets

      The indenture provides that Financial Federal Corporation may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

      o the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

      o such person assumes all obligations of Financial Federal Corporation under the Debentures and the indenture; and

      o Financial Federal Corporation or such successor is not then or immediately thereafter in default under the indenture.

      The occurrence of certain of the foregoing transactions could constitute a change of control.

      This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant. For purposes of this covenant, securitizations which we or our subsidiaries undertake in the ordinary course of our business shall not be deemed to be the transfer of all or substantially all our assets.

      Events of Default

      Each of the following constitutes an event of default under the indenture:

      o default in our obligation to deliver shares of our common stock or cash in lieu thereof upon conversion of any Debentures;

      o default in our obligation to provide timely notice of a designated event to the holders of the Debentures under the indenture;

      o default in our obligation to repurchase Debentures at the option of holders or following a designated event;

      o default in our obligation to redeem Debentures after we have exercised our redemption option;

      o default in our obligation to pay the principal amount of the Debentures at maturity, when due and payable;

      o default in our obligation to pay any interest, contingent interest or liquidated damages on the Debentures when due and payable, and continuance of such default for a period of 30 days;

      o our failure to perform or observe any other term, covenant or agreement contained in the Debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Debentures then outstanding;

      o a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Financial Federal Corporation or our designated subsidiaries in an aggregate amount of $25,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the Debentures then outstanding;

      o we or any of our subsidiaries that is a designated subsidiary commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy or other similar laws, or the appointment of a receiver or other similar official, or shall consent to any such relief or such appointment in an involuntary case or other proceeding commenced against us or any designated subsidiary, or shall make a general assignment for the benefit of creditors, or we or any designated subsidiary shall generally fail to pay debts when due; and

      o an involuntary case or other proceeding seeking liquidation, reorganization or other relief shall be commenced against us or any of our subsidiaries that is a designated subsidiary, which involuntary case or other proceeding is not dismissed in, or stayed for, a period of 90 days.

      A "designated subsidiary" shall mean any existing or future, direct or indirect, subsidiary of Financial Federal Corporation whose assets constitute 25% or more of the total assets of Financial Federal Corporation on a consolidated basis.

      The indenture provides that the trustee shall, within 90 days of the occurrence of a default known to it, give to the registered holders of the Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

      If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the Debentures plus any accrued and unpaid interest, contingent interest, if any, and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under "--Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the Debentures then outstanding may declare the Debentures due and payable at the principal amount of the Debentures plus any accrued and unpaid interest, contingent interest, if any, and liquidated damages, if any, through such date and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Debentures then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the Debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

      Modification and Waiver

      Changes Requiring Approval of Each Affected Holder

      The indenture (including the terms and conditions of the Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Debenture affected by such change to:

      o change the maturity of any Debenture or the payment date of any installment of interest, contingent interest or liquidated damages payable on any Debentures;

      o reduce the principal amount of, or any interest, contingent interest, liquidated damages, redemption price, repurchase price or designated event repurchase price on, any Debenture;

      o impair or adversely affect the conversion rights of any holder of Debentures;

      o change the currency of payment of such Debentures or interest, contingent interest or liquidated damages thereon;

      o alter the manner of calculation or rate of interest, contingent interest or liquidated damages on any Debenture or extend the time for payment of any such amount;

      o impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Debenture;

      o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders (including after a change of control);

      o modify the redemption provisions of the indenture in a manner adverse to the holders of Debentures;

      o reduce the percentage in aggregate principal amount of Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

      o reduce the percentage in aggregate principal amount of Debentures outstanding required for any other waiver under the indenture.

      Changes Requiring Majority Approval

      The indenture (including the terms and conditions of the Debentures) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Debentures at the time outstanding.

      Changes Requiring No Approval

      The indenture (including the terms and conditions of the Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any Debenture, for the purposes of, among other things:

      o adding to our covenants for the benefit of the holders of Debentures;

      o     surrendering any right or power conferred upon us;

      o providing for conversion rights of holders of Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

      o providing for the assumption of our obligations to the holders of Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

      o increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Debentures;

      o     establishing the form of Debentures if issued in definitive form;

      o evidencing and providing for the acceptance of the appointment under the indenture of a successor trustee;

      o complying with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended, or in connection with the registration of the Debentures as contemplated by the registration rights agreement;

      o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; or

      o adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Debentures in any material respect; provided that any addition or modification made solely to conform the provisions of the indenture to the description of the Debentures in this prospectus will not be deemed to adversely affect the interests of the holders of the Debentures.

      Registration Rights

      We entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the Debentures. Pursuant to the agreement, we will, at our expense:

      o file with the Commission not later than the date 90 days after the earliest date of original issuance of any of the Debentures, a registration statement on such form as we deem appropriate, of which this prospectus forms a part, covering resales by holders of all Debentures and the common stock issuable upon conversion of the Debentures;

      o use our reasonable best efforts to cause such registration statement to become effective within 210 days after the earliest date of original issuance of the Debentures; and

      o use our reasonable best efforts to keep the registration statement effective until the earlier of:

      (1) the date when the holders of the Debentures and the common stock issuable upon conversion of the Debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

      (2) the date when all of the Debentures and the common stock issuable upon conversion of the Debentures are sold pursuant to the registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

      Holders of Debentures have delivered certain information to be used in connection with the registration statement. We included as Appendix A to the offering memorandum in connection with the issuance of the Debentures a form of notice and questionnaire to be completed and delivered by each holder interested in selling securities pursuant to the registration statement. In order to sell Debentures or common stock pursuant to this registration statement, a holder must complete and deliver the questionnaire to us. To be named as a selling security holder in the related prospectus at the time of effectiveness of this registration statement, a holder must complete and deliver the questionnaire to us on or prior to the fifth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after effectiveness of the registration statement, we will, within 15 business days, file any amendments to the registration statement or supplements to the related prospectus as are necessary to permit the relevant holder to deliver a prospectus to purchasers of Debentures or common stock sold pursuant to the registration statement; provided that if such notice is delivered during a suspension period referred to below or such a suspension period is put into effect within 15 business days of the delivery of such notice, such amendments or supplements need not be filed until the 15th business day following the expiration of such suspension period. If you do not timely complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling security holder in the prospectus and will not be permitted to sell your securities pursuant to the registration statement.

      In connection with the filing of this registration statement, we will:

      o provide to each holder for whom this registration statement was filed copies of the prospectus that is a part of this registration statement;

      o notify each such holder when this registration statement has become effective; and

      o take certain other actions as are required to permit unrestricted resales of the Debentures and the common stock issuable upon conversion of the Debentures.

      Each holder who sells securities pursuant to this registration statement generally will be:

      o     required to be named as a selling holder in the related prospectus;

      o     required to deliver a prospectus to the purchaser;

      o subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

      o bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

      We may suspend the holder's use of the prospectus for a period not to exceed 45 consecutive days, and not to exceed an aggregate of 90 days in any 360-day period, if:

      o the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

      o we determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

      However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We will not specify the nature of the event giving rise to a suspension in any notice to holders of the Debentures of the existence of such a suspension. By your acceptance of Debenture, you agree to hold any communications by us in response to a notice of a proposed business transaction in confidence.

      We refer to each of the following as a registration default:

      o the registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the Debentures; or

      o the registration statement has not been declared effective prior to or on the 210th day following the earliest date of original issuance of any of the Debentures, which we call the effectiveness target date; or

      o at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within ten business days (or, if the suspension period is then in effect, the fifth business day following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, or (3) if suspension periods exceed an aggregate of 90 days in any 360-day period.

      If a registration default occurs (other than a registration default relating to a failure to file or have an effective registration statement with respect to the shares of common stock), cash liquidated damages will accrue on the Debentures that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on each April 15 and October 15, commencing the first interest payment date following the registration default, and will accrue at a rate per year equal to:

      o 0.25% of the principal amount of a Debenture to and including the 90th day following such registration default; and

      o 0.50% of the principal amount of a Debenture from and after the 91st day following such registration default.

      In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder converts some or all of its Debentures into common stock when there exists a registration default, the holder will not be entitled to receive liquidated damages on such common stock, but will receive additional shares upon conversion (except to the extent we elect to deliver cash upon conversion).

      If a registration statement covering the resales of the Debentures and common stock into which the Debentures are convertible is not effective, these securities may not be sold or otherwise transferred except in accordance with the provisions set forth under "Notice to Investors."

      Form, Denomination and Registration

      Denomination and Registration. The Debentures are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

      Global Debentures. Debentures are evidenced by one or more global Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

      Record ownership of the global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. You may hold your interests in the global Debentures directly through DTC if you are a participant in DTC, or indirectly through organizations which are direct DTC participants if you are not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. You may also beneficially own interests in the global Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. DTC has no knowledge of the actual beneficial owners of the Debentures; DTC's records reflect only the identity of the direct participants to whose accounts such Debentures are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global Debentures, Cede & Co. for all purposes will be considered the sole holder of the global Debentures. Except as provided below, owners of beneficial interests in the global Debentures:

      o     will not be entitled to have certificates registered in their names;

      o except as set forth below, will not receive or be entitled to receive physical delivery of certificates in definitive form; and

      o     will not be considered holders of the global Debentures.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal, interest, contingent interest, if any, and liquidated damages, if any, on the global Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global Debentures. None of Financial Federal Corporation, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Debentures to owners of beneficial interests in the global Debentures.

      It is DTC's current practice, upon receipt of any payment of principal, interest, contingent interest, if any, or liquidated damages, if any, on the global Debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the Debentures represented by the global

Debentures, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in Debentures represented by the global Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. You may wish to contact their broker or other direct or indirect DTC participant to obtain information on how notices of significant events such as redemptions will be transmitted to them.

      Redemption notices shall be sent to DTC. If less than all of the Debentures are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

      If you would like to convert Debentures into common stock or to have Debentures purchased pursuant to the terms of the Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on the procedures, including proper forms and cut-off times, for submitting those requests and effecting delivery of such Debentures on DTC's records.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, the ability of a holder to pledge its interest in the Debentures represented by global Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither Financial Federal Corporation nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including, without limitation, the presentation of Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Debentures are credited and only for the principal amount of the Debentures for which directions have been given. Under its usual procedures, DTC mails an omnibus proxy to issuers as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerized book-entry transfers and pledges between the accounts of its participants. This eliminates the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include one or more of the initial purchasers of the Debentures. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of DTC's participants or their representatives, together with other entities. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the Commission.

      Although the description of the foregoing procedures has be based upon information obtained from DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If (i) DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, (ii) a holder of a beneficial interest in a global debenture requests to exchange such beneficial interest for certificated Debentures in the event an event of default occurs and/or is continuing under the Debentures or (iii) at any time we, in our sole discretion, determine not to have the Debentures represented by global Debentures we will cause Debentures to be issued in definitive form in exchange for the global Debentures. In such case, beneficial interests in a global Debenture may be exchanged for definitive certificated Debentures in accordance with DTC's customary procedures. None of Financial Federal Corporation, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of beneficial ownership interests in global Debentures.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      Restrictions on Transfer; Legends

      The Debentures will be subject to certain restrictions on transfer set forth on the Debentures and in the indenture, and certificates evidencing the Debentures will bear the legend regarding such transfer restrictions set forth under "Notice to Investors."

      Governing Law

      The indenture and the Debentures are governed by, and construed in accordance with, the laws of the State of New York.

      Information Concerning the Trustee

      Deutsche Bank Trust Company Americas, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the Debentures. Under the indenture, Deutsche Bank Trust Company Americas may resign as trustee, one or more of the holders may petition to replace the trustee and, so long as no Event of Default is continuing, we may deliver a board resolution appointing a successor trustee, at which time the trustee shall be deemed to have resigned and a successor trustee will be appointed.

      The Bank of New York is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

      Rule 144A Information Request

      We will furnish to the holders or beneficial holders of the Debentures or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

      Calculations in Respect of Debentures

      We or our agents will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the trading prices of the Debentures and of our common stock and amounts of contingent interest payments, if any, on the Debentures. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of Debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK

      General

      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 30, 2004, 17,252,620 shares of common stock were outstanding.

      Common Stock

      The holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise such vote either in person or by proxy. Stockholders are not entitled to cumulate their votes for the election of directors, which means that the holders of more than 50% of the common stock voting for the election of directors can elect all of the directors to be elected by holders of common stock, in which event the holders of the remaining common stock voting will not be able to elect any director. Subject to preferences to which holders of preferred stock, if any, may be entitled, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of common stock have no preemptive, subscription, redemption or sinking fund rights.

      Preferred Stock

      Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by the stockholders. At present, we have no plans to issue any of the preferred stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

      Certain Effects Of Authorized And Unissued Stock

      There were, as of April 30, 2004, 78,554,800 unissued and unreserved shares of common stock and 5,000,000 unissued and unreserved shares of preferred stock. These additional shares may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. We do not presently intend to issue additional shares of common stock or preferred stock (other than in connection with our employee benefit plans).

      One of the effects of the existence of unissued and unreserved shares of common stock and preferred stock may be to enable our board of directors to discourage an attempt to change control of Financial Federal Corporation (by means of a tender offer, proxy contest or otherwise) and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary duties, our board of directors determined that an attempt to change control of Financial Federal Corporation was not in our best interest, our board of directors could authorize, without having to obtain approval of the stockholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In this regard, our board of directors has the authority to establish the rights and preferences of the authorized and unissued shares of preferred stock, one or more series of which could be issued entitling the holders thereof to vote separately as a class or to cast a proportionately larger vote than the holders of shares of common stock on any proposed action, to elect directors having terms of office or voting rights greater than the terms of office or voting rights of other directors, to convert shares of preferred stock into a proportionately larger number of shares of common stock or our other securities, to demand redemption at a specified price under prescribed circumstances related to such a change or to exercise other rights designed to impede such a change. The issuance of shares of preferred stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of common stock.

      Certain Charter Provisions

      Under Nevada law, directors of a Nevada corporation can generally be held liable for certain types of negligence and other acts and omissions in connection with the performance of their duties to the corporation and our stockholders. As permitted by Nevada law, however, our Articles of Incorporation contain a provision eliminating the liability of our directors for monetary damages for breaches of their duty of care to us and our stockholders, except as described below.

      Such provision does not eliminate liability for (i) breaches of the duty of loyalty to us and our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which improper personal benefit is derived, and (iv) unlawful declaration of dividends or repurchases or redemptions of shares of our capital stock. Such provision applies to officers only if they are directors and are acting in their capacity as directors. Although the issue has not been determined by any court, such provision would probably have no effect on claims arising under federal securities laws. Such provision does not eliminate the duty of care, but only eliminates liability for monetary damages for breaches of such duty under various circumstances. Accordingly, such provision has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a breach of the duty of care. Equitable remedies may not, however, be wholly effective to remedy the injury caused by any such breach.

      Section 78.7502 of the Nevada General Corporation Law permits a corporation to provide discretionary indemnification to any person against any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney's fees, judgments, fines and amounts paid in settlements, if such indemnified person is not liable under Section 78.138, acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

      With respect to any threatened, pending or completed action or suit by or in the right of the corporation, Section 78.7502 also permits a corporation to provide discretionary indemnification if such indemnified person is not liable under Section 78.138, acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines otherwise in light of all the circumstances.

      Section 78.7502 of the Nevada General Corporation Law provides for mandatory indemnification against expenses, including attorney's fees, actually and reasonably incurred by such indemnified person in connection with the defense, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein.

      Section 78.751 of the Nevada General Corporation Law permits a corporation to include in its articles of incorporation, bylaws, and/or agreements between the corporation and its directors, officers, employees or agents provisions expanding the scope of indemnification beyond that specifically provided by current law, except that unless ordered by a court or for the advancement of certain expenses, indemnification may not be made to or on behalf of any director or officer if a final adjudication establishes that such person's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. Section 78.752 of the Nevada General Corporation Law permits a corporation to purchase and maintain insurance or make other financial arrangements of behalf of any such indemnified persons.

      The Ninth Article of our Restated Articles of Incorporation provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of Nevada.

      Article V, Section 5 of our Bylaws provides that we shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer, employee or agent of Financial Federal Corporation or is or was serving, at our request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain U.S. federal income tax considerations to U.S. holders relating to the purchase, ownership and disposition of the Debentures or shares of our common stock. This discussion is limited to U.S. holders of Debentures who purchased the Debentures in connection with their original issue from the underwriter at the "issue price" of the Debentures (as described below) and who hold the Debentures and any shares of our common stock into which the Debentures are converted as capital assets.

      This discussion does not contain a complete analysis of all the potential tax considerations relating to the purchase, ownership and disposition of the Debentures or shares of our common stock. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to certain financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, security dealers and other persons that mark-to-market, holders whose functional currency for federal income tax purposes is not the United States dollar, persons who hold Debentures or shares of our common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other integrated or risk reduction transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of Debentures or shares of our common stock that are partnerships nor does the discussion apply to persons that are not U.S. holders (that is, does not apply to holders who are nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts or foreign estates). This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

      This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the federal tax consequences of acquiring, holding or disposing of the Debentures or shares of our common stock.

      PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

      If a partnership (including for this purpose any entity treated as a partnership for federal income tax purposes) is a beneficial owner of the Debentures or shares of our common stock into which the Debentures are converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Debentures that is a partnership and partners in such partnership should consult their own tax advisors about the federal income tax consequences of holding and disposing of the Debentures or shares of our common stock into which the Debentures are converted.

      As used herein, the term "U.S. holder" means a beneficial owner of a Debenture that is, for U.S. federal income tax purposes:

      o     a citizen or resident of the United States;

      o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

      o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

      Classification of the Debentures

      Under the indenture governing the Debentures, we and each holder of the Debentures agree (in the absence of an administrative determination or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the Debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments (the Contingent Debt Regulations) in the manner described below. The remainder of this discussion assumes that the

Debentures will be so treated and does not address any possible differing treatments of the Debentures. However, the application of the Contingent Debt Regulations to instruments such as the Debentures is uncertain in several respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the Debentures. In particular, a holder might be required to recognize interest income based on your regular method of accounting at a lower rate, might not recognize income, gain or loss upon conversion of the Debentures to common stock, and might recognize capital gain or loss upon a taxable disposition of its Debentures. Holders should consult their tax advisors concerning the tax treatment of holding the Debentures.

      Accrual of Interest

      Under the Contingent Debt Regulations, actual cash payments on the Debentures, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

      o require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the Debentures;

      o require you to accrue original issue discount at the comparable yield (as described below) which will be substantially in excess of interest payments actually received by you; and

      o generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase, redemption or conversion of the Debentures.

      You will be required to accrue an amount of original issue discount for federal income tax purposes, for each accrual period prior to and including the maturity date of the Debentures that equals:

      o the product of (i) the adjusted issue price (as defined below) of the Debentures as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the Debentures, adjusted for the length of the accrual period;

      o     divided by the number of days in the accrual period; and

      o multiplied by the number of days during the accrual period that you held the Debentures.

      The "issue price" of a Debenture is the first price at which a substantial amount of the Debentures were sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Debenture is its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the Debentures.

      Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the Debentures. We have determined the comparable yield of the Debentures based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the Debentures. Accordingly, we have determined that the comparable yield is an annual rate of 7.375%, compounded semi-annually.

      We are required to furnish to you the comparable yield and, solely for tax purposes, a projected payment schedule that includes the stated interest payments on the Debentures and estimates the amount and timing of contingent interest payments and payment upon maturity on the Debentures taking into account the fair market value of the common stock that might be paid upon a conversion of the Debentures. You may obtain the projected payment schedule by submitting a written request for it to us at Financial Federal Corporation, 733 Third Avenue, New York, New York 10017, Attention: Investor Relations. For U.S. federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the Debentures, unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the IRS. However, by purchasing the Debentures, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule.

      The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereof in respect of the Debentures and do not constitute a projection or representation regarding the actual amount of the payments on a Debenture or the value of our common stock that might be delivered upon a conversion of your Debentures.

      Adjustments to Interest Accruals on the Debentures

      If the actual payments made on your Debentures differ from the projected payments, you must adjust for the difference. Under the general rule applicable to contingent payment debt instruments, if you receive actual payments with respect to the Debentures for any taxable year that in the aggregate exceed the total amount of projected payments for that taxable year (including payments of liquidated damages, if any, described in "Description of Debentures -- Registration Rights"), you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. Similarly, under the general rule applicable to contingent payment debt instruments, if you receive payments with respect to the Debentures for any taxable year that in the aggregate are less than the amount of projected payments for that taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will:

      o first, reduce the amount of original issue discount required to be accrued in the current year;

      o second, any negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the Debentures, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

      o third, any excess negative adjustment will be treated as a regular negative adjustment in the succeeding taxable year or reduce the amount realized on a sale, exchange, conversion, repurchase or redemption of the Debentures.

      The general rule described above will apply only to the contingent interest payment due on October 15, 2009 (since your right to all other contingent interest payments will become fixed more than six months prior to the date that such interest is payable). Instead, the adjustments required with respect to the remainder of your contingent interest payments will be governed by the following rules (rather than the general rule):

      o you will be required to take the adjustment into account at the time the contingent interest payment becomes fixed, rather than at the time that it is paid;

      o the amount of your adjustment will be measured by the difference between the present value of the amount of contingent interest that becomes fixed and the present value of the projected contingent payment, with present values being determined by discounting each amount from the date that the contingent interest is due to the date that the contingent interest becomes fixed using a discount rate equal to the comparable yield, as discussed above;

      o any positive or negative adjustment required will increase or decrease, respectively, the adjusted issue price and basis of your Debenture at the time the contingent interest becomes fixed; and

      o upon receipt of the contingent interest payment, the adjusted issue price and basis of your Debenture will be reduced by the amount of the contingent interest payment.

      A net negative adjustment is not subject to the two percent floor limitation imposed on an individual's miscellaneous itemized deductions under
Section 67 of the Code.

      Sale, Exchange, Conversion or Redemption

      Upon the sale, exchange, conversion, repurchase or redemption of a Debenture, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the Debenture. As a holder of a Debenture, you agree that under the Contingent Debt Regulations, the amount realized will include the fair market value of our stock that you receive on conversion as a contingent payment, which may result in a positive or negative adjustment as described above. Such gain on a Debenture generally will be treated as ordinary income. Loss from the disposition of a Debenture will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the Debentures. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the Debentures were held for more than one year. The deductibility of net capital losses by individuals and corporations is subject to limitations.

      Special rules apply in determining the tax basis of a Debenture. Your basis in a Debenture is generally your original purchase price for the Debenture increased by original issue discount (before taking into account any adjustments) you previously accrued on the Debentures, and decreased by the projected amounts of any payments previously made with respect to the Debentures.

      Under this treatment, your tax basis in the common stock received upon conversion of a Debenture will equal the fair market value of such common stock on the date of conversion. Your holding period for our common stock received will commence on the day immediately following the day of conversion.

      Given the uncertain tax treatment of instruments such as the Debentures, you should contact your tax advisors concerning the tax treatment on conversion of a Debenture and the ownership of our common stock.

      Adjustment of Conversion Rate

      If at any time we make a distribution of property to stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of ours, but generally not stock dividends or rights to subscribe for our common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the Debentures is increased, such increase will be deemed to be the payment of a taxable dividend to you. If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you, notwithstanding the fact that you do not receive a cash payment. In certain circumstances, the failure to make an adjustment of the conversion rate under the indenture may result in a taxable distribution to holders of our common stock. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders nor to the dividends-received deduction applicable to certain dividends paid to corporate holders.

      Ownership and Disposition of Shares of Our Common Stock

      Distributions, if any, paid on shares of our common stock generally will be includable in your income as ordinary income to the extent made from our current or accumulated earnings and profits. Such distributions will be eligible for the dividends-received deduction in the case of a corporate holder that meets certain holding period and other applicable requirements, and will qualify for taxation at reduced rates in the case of an individual holder (effective for tax years beginning before January 1, 2009) if the holder meets certain holding period and other requirements. Upon the sale, exchange or other disposition of shares of our common stock, you generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

      Backup Withholding and Information Reporting

      Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the Debentures or shares of our common stock may be subject to information reporting and federal backup withholding tax (currently, at the rate of 28%) if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

      Pursuant to our registration rights agreement, the registration statement of which this prospectus forms a part was filed with the Commission covering the resale of the Debentures and the common stock issuable upon conversion of the Debentures. We have agreed to use all reasonable efforts to keep the registration statement effective until the earlier of:

      (1) the date when the holders of the Debentures and the common stock issuable upon conversion of the Debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

      (2) the date when all of the Debentures and the common stock issuable upon conversion of the Debentures are sold pursuant to the registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

      The specific provisions relating to the registration rights described above are contained in the registration rights agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

      The Debentures and the common stock issuable upon conversion of the Debentures may be sold in one or more transactions at fixed prices at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales of Debentures and common stock issuable upon conversion of the Debentures may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Debentures or common stock issuable upon conversion of the Debentures may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market or (iv) through the writing of options. The selling securityholders may effect such transactions by selling the Debentures or common stock issuable upon conversion of the Debentures directly to purchasers, through broker-dealers acting as agents for the selling securityholders, or to broker-dealers who may purchase Debentures or common stock issuable upon conversion of the Debentures as principals and thereafter sell the Debentures or common stock issuable upon conversion of the Debentures from time to time in transactions. In effecting sales, broker-dealers engaged by selling securityholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the Debentures or common stock issuable upon conversion of the Debentures for whom such broker-dealer may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the Debentures or common stock issuable upon conversion of the Debentures may be deemed to be underwriters within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Debentures or common stock issuable upon conversion of the Debentures offered hereby and purchased by them may be deemed to be underwriting comissions or discounts under the Securities Act.

      At the time a particular offering of the Debentures and/or the common stock issuable upon conversion of the Debentures is made and to the extent required, the aggregate principal amount of Debentures and number of common stock issuable upon conversion of the Debentures being offered, the name or names of the selling securityholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions or commissions and other terms constituting compensation from the selling securityholders, and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying prospectus supplement.

      Pursuant to our registration rights agreement, we have agreed to pay all expenses incident to the offer and sale of the Debentures and common stock issuable upon conversion of the Debentures offered by the selling securityholders, except that the selling securityholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the selling securityholders may be requried to make in respect thereof.

      To comply with the securities laws of certain jurisdictions, if applicable, the Debentures and common stock issuable upon conversion of the Debentures offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Debentures or the common stock issuable upon conversion of the Debentures may be limited in its ability to engage in market activities with respect to such Debentures or common stock issuable upon conversion of the Debentures. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchase and sales of any of the Debentures and common stock issuable upon conversion of the Debentures by the selling securityholders. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Debentures and common stock issuable upon conversion of the Debentures to engage in market-making activities with respect to the particular Debentures and common stock issuable upon conversion of the Debentures being distributed for a period of five business days prior to the commencement of the distribution. The foregoing may affect the marketability of the Debentures and the common stock issuable upon conversion of the Debentures.

                                  LEGAL MATTERS

      Orrick, Herrington & Sutcliffe LLP, New York, New York, will pass upon the validity of the Debentures under New York law and Erwin & Thompson LLP, Reno, Nevada will pass upon the validity of the Debentures and the common stock issuable upon conversion of the Debentures under Nevada law on behalf of us in this offering.

                   INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      On June 6, 2002, our board of directors, on the recommendation of our audit committee, appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ended July 31, 2002 and dismissed Arthur Andersen LLP who subsequently ceased operations. The decision to change accounting firms was recommended by management and approved by our audit committee as well as our full board of directors.

                                    EXPERTS

      The consolidated financial statements of Financial Federal Corporation as of and for the fiscal years ended July 31, 2003 and 2002 have been incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference in this prospectus and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Financial Federal Corporation for the fiscal year ended July 31, 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent accountants, as stated in their report appearing therein. Arthur Andersen LLP has ceased operations and is no longer in a position to reissue its audit report or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen LLP has not reissued its report and because we are not able to obtain a consent from Arthur Andersen LLP, you will be unable to sue Arthur Andersen LLP for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued report. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

      In reliance on the temporary relief provided by the Commission under Rule 437(a) of the Securities Act, we are filing this registration statement without the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a) of the Securities Act and therefore your right of recovery under that section will be limited as a result of the lack of consent.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and information statements and other information with the Commission. These reports, proxy statements and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and information statements and other information filed electronically by us with the Commission are available at the Commission's worldwide web site at http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Section of the Commission at rates prescribed by the Commission. You may obtain information on the operation of the public reference room by calling the Commission at (800) 732-0330.

      We are incorporating by reference certain information into this prospectus. This means that we are disclosing important information to you by referring you to other documents filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

      This prospectus incorporates by reference the following documents or portions of documents listed below that we have previously filed with the
Commission:

      o Our annual report on Form 10-K for the fiscal year ended July 31, 2003;

      o Our quarterly reports on Form 10-Q for the fiscal quarters ended October 31, 2003,January 31, 2004 and April 30, 2004

      o Our proxy statement for our annual meeting of stockholders held on December 9, 2003;

      o Our current reports on Form 8-K dated September 30, 2003, December 4, 2003, March 8, 2004, April 5, 2004, April 19, 2004 and June 9,
            2004; and

      o The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on April 30, 1992.

      We also incorporate by reference additional documents that we may file with the Commission after the date of this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports on Form 8-K containing only information furnished under Item 9 or Item 12 of Form 8-K, unless such report specifically provides for such incorporation), proxy statements, and any amendments to the above documents. Any statement incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Documents incorporated by reference are available from us without charge, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                          Attention: Investor Relations
                          Financial Federal Corporation
                          733 Third Avenue
                          New York, New York 10017
                          Telephone: (212) 599-8000
                          www.financialfederal.com

                                  $175,000,000

                      [LOGO] Financial Federal Corporation

                   2.0% Convertible Senior Debentures Due 2034

                                       And

                             Shares of Common Stock

                   Issuable Upon Conversion of the Debentures

                                     [LOGO]

                                   ----------

                                   PROSPECTUS

                                  JUNE 22, 2004

                                   ----------

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.

      The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee ....................................................    $22,173
Printing Fees and Expenses ..........................................     14,000
Trustee's Fees ......................................................          0
Legal Fees and Expenses .............................................     20,000
Miscellaneous Fees ..................................................     18,827
                                                                         -------
Total ...............................................................    $75,000
                                                                         =======

      None of these expenses will be borne by the selling securityholders.

Item 15. Indemnification of Directors and Officers.

      Under Nevada law, directors of a Nevada corporation can generally be held liable for certain types of negligence and other acts and omissions in connection with the performance of their duties to the corporation and its stockholders. As permitted by Nevada law, however, the Financial Federal Corporation's ("FFC") Articles of Incorporation contain a provision eliminating the liability of the FFC's directors for monetary damages for breaches of their duty of care to the FFC and the stockholders, except as described below.

      Such provision does not eliminate liability for (i) breaches of the duty of loyalty to FFC and the stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which improper personal benefit is derived and (iv) unlawful declaration of dividends or repurchases or redemptions of shares of FFC's capital stock. Such provision applies to officers only if they are directors and are acting in their capacity as directors. Although the issue has not been determined by any court, such provision would probably have no effect on claims arising under federal securities laws. Such provision does not eliminate the duty of care, but only eliminates liability for monetary damages for breaches of such duty under various circumstances. Accordingly, such provision has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a breach of the duty of care. Equitable remedies may not, however, be wholly effective to remedy the injury caused by any such breach.

Item 16. Exhibits.

(a)   Exhibits

 3.1  Articles of Incorporation of the Registrant+

 4.1 Indenture, dated as of April 12, 2004, between the Registrant and Deutsche Bank Trust Company Americas*

 4.2 Registration Rights Agreement, dated as of April 24, 1998, between the Registrant and Banc of America Securities LLC and J.P. Morgan Securities Inc.*

 4.3 Purchase Agreement, dated April 5, 2004, between the Registrant and Banc of America Securities LLC and J.P. Morgan Securities Inc.*

 4.4  Specimen 2.0% Convertible Senior Debenture due 2034*

 4.5  Specimen Common Stock Certificate++

 5.1 Opinion of Erwin & Thompson LLP with respect to legality of Debentures and Common Stock

 5.2 Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality of Debentures

 5.3  Tax opinion of Orrick, Herrington & Sutcliffe LLP

23.1 Consent of Erwin & Thompson LLP (included in its opinion filed as Exhibit 5.1)

23.2 Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.2)

23.3  Consent of KPMG LLP, independent public accountants to the Registrant

24.1 Power of Attorney (included in signature page to the registration statement)

25.1  Statement of eligibility of trustee

----------
* Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on April 19, 2004.

+ Incorporated by reference to the Registrant's Registration Statement on Form S-1 (33-46662)

++ Incorporated by reference to the Registrant's Registration Statement on Form S-3 (333-56651)

(b)   Financial Statements

      All financial statements, schedules and historical information have been omitted as they are not applicable.

Item 17. Undertakings.

      The undersigned Registrant hereby undertake as follows:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase of decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

      (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      (d) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (f) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus included in this Registration Statement is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 7, 2004.

                                        FINANCIAL FEDERAL CORPORATION


                                        By: /s/ Paul R. Sinsheimer
                                            _______________________________
                                        Name:  Paul R. Sinsheimer
                                        Title: Chairman, Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENT, that the persons whose signatures appear below each severally constitutes and appoints Troy Geisser, Senior Vice President and Secretary, as true and lawful attorney-in-fact- and agent, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibit thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorney-in-fact and agent, or his substitution or substitutes, may lawfully do, or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 7, 2004 by the following persons in the capacities indicated.

Signature


/s/ Paul R. Sinsheimer
___________________________________________________________________
Name:  Paul R. Sinsheimer
Title: Chairman and Chief Executive Officer


/s/ Steven F. Groth
___________________________________________________________________
Name:  Steven F. Groth
Title: Senior Vice President and Chief Financial Officer


/s/ David H. Hamm
___________________________________________________________________
Name:  David H. Hamm
Title: Vice President and Controller (Principal Accounting Officer)


/s/ Lawrence B. Fisher
___________________________________________________________________
Name:  Lawrence B. Fisher
Title: Director


/s/ William C. MacMillen, Jr.
___________________________________________________________________
Name:  William C. MacMillen, Jr.
Title: Director

/s/ Michael C. Palitz
___________________________________________________________________
Name:  Michael C. Palitz
Title: Director


/s/ Thomas F. Robards
___________________________________________________________________
Name:  Thomas F. Robards
Title: Director


/s/ H. E. Timanus, Jr.
___________________________________________________________________
Name:  H. E. Timanus, Jr.
Title: Director

                                  EXHIBIT INDEX

Exhibits
--------

 3.1        Articles of Incorporation of the Registrant+

 4.1 Indenture, dated as of April 12, 2004, between the Registrant and Deutsche Bank Trust Company Americas*

 4.2 Registration Rights Agreement, dated as of April 24, 1998, between the Registrant and Banc of America Securities LLC and J.P. Morgan Securities Inc.*

 4.3 Purchase Agreement, dated April 5, 2004, between the Registrant and Banc of America Securities LLC and J.P. Morgan Securities Inc.*

 4.4        Specimen 2.0% Convertible Senior Debenture due 2034*

 4.5        Specimen Common Stock Certificate++

 5.1 Opinion of Erwin & Thompson LLP with respect to legality of Debentures and Common Stock

 5.2 Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality of Debentures

 5.3        Tax opinion of Orrick, Herrington & Sutcliffe LLP

23.1        Consent of Erwin & Thompson LLP (included in its opinion filed as
            Exhibit 5.1)

23.2 Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.2)

23.3 Consent of KPMG LLP, independent public accountants to the Registrant

24.1 Power of Attorney (included in signature page to the registration statement)

25.1        Statement of eligibility of trustee

----------
* Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on April 19, 2004.

+ Incorporated by reference to the Registrant's Registration Statement on Form S-1 (33-46662)

++ Incorporated by reference to the Registrant's Registration Statement on Form S-3 (333-56651)